Exhibit 99.1

ENTRÉE GOLD INC.

Annual Information Form

FOR THE YEAR ENDED
DECEMBER 31, 2009

DATED MARCH 31, 2010

TABLE OF CONTENTS

DATE OF INFORMATION	3
FORWARD LOOKING STATEMENT	3
CURRENCY AND EXCHANGE	4
DEFINED TERMS AND ABBREVIATIONS	4
CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES	4
CORPORATE STRUCTURE	4

Name, Address and Incorporation	4
Intercorporate Relationships	6

GENERAL DEVELOPMENT OF THE BUSINESS	6

Three Year History	6
Significant Acquisitions in 2009	7

DESCRIPTION OF THE BUSINESS	8

General	8
Environmental Compliance	9
Competition	11
Employees	12

MINERAL PROPERTIES	12

MONGOLIA	12
The Lookout Hill Property	12
Entree-Ivanhoe Joint Venture	13
Investment by Ivanhoe Mines and Rio Tinto in Entrée Gold Inc.	14
Investment by Rio Tinto in Ivanhoe Mines	15
Mongolian Government	15
Property Description and Location - Mongolia	16
Manlai Property, Mongolia	27
OTHER PROJECTS	27
USA	27
China	30
Canada	31

RISK FACTORS	33
DIVIDENDS	42
CAPITAL STRUCTURE	42
MARKET FOR SECURITIES	43
ESCROWED SECURITIES	44
DIRECTORS AND OFFICERS	44
PROMOTERS	50
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	50
INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	50
TRANSFER AGENTS AND REGISTRARS	50
MATERIAL CONTRACTS	50
INTEREST OF EXPERTS	52
ADDITIONAL INFORMATION	52

APPENDIX

ENTRÉE GOLD INC.
ANNUAL INFORMATION FORM

DATE OF INFORMATION

Unless otherwise specified in this Annual Information Form, the information herein is presented as at December 31, 2009, the last date of the Company’s most recently completed financial year-end.

FORWARD LOOKING STATEMENT

This Annual Information Form (the “AIF”) and documents incorporated by reference herein contain “forward-looking statements” and “forward looking information” (together the “forward looking statements”) within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements include, but are not limited to, the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, cost and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In  certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or “does not expect”, “is expected”, “budget”, “scheduled”, "estimates", “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results "may", “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE

The Company’s financial statements are stated in United States dollars and are prepared in conformity with United States Generally Accepted Accounting Principles.

In this AIF, all dollar amounts are expressed in U.S. dollars unless otherwise specified.  Because the Company’s principal executive office is located in Canada, many of its obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses).  Where the disclosure is not derived from the annual financial statements for the year ended December 31, 2009, the Company has not converted Canadian dollars to U.S. dollars for purposes of making the disclosure in this AIF.

DEFINED TERMS AND ABBREVIATIONS

As used in this AIF, the terms "we", "us", "our", “the Company” and "Entrée" mean Entrée Gold Inc. and its wholly-owned subsidiaries Entrée LLC, Entree Resources LLC, Entrée Gold (US) Inc,  Beijing Entrée Minerals Technology Company Limited, Entrée Holdings U.S. Inc. and Entree Australia Pty unless otherwise indicated.

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

Canadian disclosure standard for the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), which adopts the definitions of the terms ascribed by the  Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves,  as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" may only be separately disclosed, have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

Entrée Gold Inc. is an exploration stage company engaged in the exploration of mineral resource properties located in Mongolia, China, Canada and the USA.  The Company’s principal executive office is located at:

Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Phone: (604) 687-4777
Fax:  (604) 687-4770
Website: www.entreegold.com.

Information contained on the Company’s website does not form part of this AIF.  The Company’s registered and records office is at 2900-550 Burrard Street, Vancouver, BC, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

The Company maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations.  The address of the Mongolian office:

Jamyan Gun Street-5
Ar Mongol Travel Building
Suite #201, #202,
Sukhbaatar District, 1st Khoroo,
Ulaanbaatar, Mongolia
Phone: 976.11.318562 / 330953
Fax:  976.11.319426

The Company also maintains an administrative office in Beijing, China, to support China operations.  The address of our Beijing office is:

 #2705 Tower 12
Wanda Plaza, Jianguo Road
Chaoyang District Beijing.

Our Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name Timpete Mining Corporation.  On February 5, 2001, we changed our name to Entrée Resources Inc.  On October 9, 2002 we changed our name from Entrée Resources Inc. to Entrée Gold Inc. and, on January 22, 2003, we changed our jurisdiction of domicile from British Columbia to the Yukon Territory by continuing our company into the Yukon Territory.  On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the British Columbia Business Corporation Act.

At inception our Memorandum and Articles authorized us to issue up to 20 million common shares without par value.  On September 30, 1997, we subdivided our authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million common shares without par value.  On February 5, 2001, we subdivided our common shares on a four new shares for one old share basis, thus increasing our authorized capital to 160 million common shares without par value and simultaneously reduced our authorized capital to 100 million common shares without par value.  On October 9, 2002 we consolidated our authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million common shares without par value and simultaneously increased the authorized capital from 50 million common shares without par value to 100 million common shares without par value.  On May 20, 2004, we received approval from our shareholders to increase our authorized share capital from 100 million common shares without par value to an unlimited number of common shares, all without par value.  This increase became effective June 16, 2004, the date we filed the amendment to our Articles.

The Entrée Shares traded on the TSX Venture Exchange until 24 April 2006.  On 24 April 2006, Entrée began trading on the TSX under the symbol “ETG”.  The Entrée Shares also trade on the NYSE Amex, formerly the American Stock Exchange, under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

Intercorporate Relationships

We have six wholly-owned subsidiary companies:
•	Entrée LLC, a Mongolian limited liability company formed July 25, 2002, which currently holds the Shivee Tolgoi and Javhlant mining licences
•	Entrée U.S. Holdings Inc., a British Columbia corporation organized on December 11, 2006, for the purpose of holding Entrée Gold (US) Inc.
•	Entrée Gold (US) Inc. an Arizona corporation formed on December 22, 2006, for the purpose of conducting our United States operations.
•	Beijing Entrée Minerals Technology Company Limited, a wholly foreign owned enterprise (WFOE) in China formed on May 27, 2008 for the purpose of conducting our China operations.
•	Entrée Resources LLC, a Mongolian limited liability company formed to hold those Mongolian assets outside of the Entrée-Ivanhoe Joint Venture
•
Entrée Australia Pty , an Australian limited liability company formed to effect the proposed Australian Schemes of Arrangement to acquire all of the outstanding shares and options of PacMag Metals Limited

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is actively engaged in looking for properties to acquire and manage, which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas.

The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  The Company has entered into agreements to acquire these types of targets over the past several months in Nevada, U.S and British Columbia, Canada.  Other jurisdictions may be considered, depending on the merits of the potential asset.

Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow.  If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

Three Year History
A summary of important milestones/developments that impacted the Company in the last three years is set out in the table below, with reference to further discussion in relevant sections contained within this AIF:

March 2007	The Company announced an updated resource estimate for Hugo North Extension	Pg 22
June 2007	Exercise of warrants by Rio Tinto and Ivanhoe Mines (at a premium to market) resulting in over C$20 million added to the Company’s treasury	Pg 14
August 2007	The Company entered into an option agreement with Empirical Discovery LLC (“Empirical”)	Pg 27
November 2007	The Company completed a short form prospectus offering for gross proceeds of C$30 million (“Treasury Offering”)	Pg 14
November 2007	Rio Tinto and Ivanhoe Mines exercised their pre-emptive rights to maintain ownership resulting in over C$13 million added to the Company’s treasury	Pg 15
November 2007	The Company entered into an agreement with Zhejiang No. 11 Geological Brigade to explore for copper in Zhejiang Province, China	Pg 30
January 2008	The Company entered into a second option agreement with Empirical to explore on licences near Bisbee, Arizona	Pg 28
March 2008	The Company announced the first Heruga resource estimate	Pg 22

June 2008	Ivanhoe Mines completed its earn-in requirements, including expenditures of US$35 million resulting in the formation of a joint venture is formed on portion of Lookout Hill property	Pg 13
August 2008	Discovery of coal at Nomkhon Bohr at Lookout Hill	Pg 25
January 2009	Discovery of porphyry style mineralization at Lordsburg, NM	Pg 28
July 2009	The Company entered into an agreement with HoneyBadger Exploration Inc. (“HoneyBadger”) to option Blackjack Property in Nevada	Pg 29
July 2009	The Company’s agreement with Rio Tinto expired however, Rio Tinto retains pre-emptive right to maintain ownership percentage	Pg 15
September, 2009	The Company entered into an agreement with Bronco Creek Exploration Inc. (now a subsidiary of Eurasian Minerals Ltd., collectively, “Bronco Creek”) to option Roulette Property in Nevada	Pg 29
September 2009	The Company entered into an agreement with Taiga Consultants Ltd. (“Taiga”) to option Crystal Property in central British Columbia	Pg 31
October 2009	Investment Agreement is signed in Mongolia (by Ivanhoe Mines, Oyu Tolgoi LLC and Rio Tinto International Holdings Ltd.) which is subject to 10 conditions precedent to be satisfied before finalized	Pg 16
October 2009	Shivee Tolgoi and Javhlant mining licences received	Pg 16
November 2009	The Company entered into a Scheme Implementation Agreement with PacMag Metals Limited (“PacMag”), to acquire all outstanding shares and options through Australian Schemes of Arrangement	Pg 7
January 2010	The Company returned the Manlai licence to Mongolian government	Pg 27
March 2010	The conditions precedent included in the Investment Agreement are satisfied and the Investment Agreement takes legal effect	Pg 16

Significant Acquisitions in 2009

Under a Scheme Implementation Agreement dated November 28, 2009 between Entrée and PacMag Metals Limited (“PacMag”), Entree and PacMag have agreed to implement Australian Schemes of Arrangement under which Entrée will acquire all of the issued shares and options of PacMag.   The consideration payable by Entrée for each PacMag share will consist of 0.01018 Entree Shares and C$0.0415 per PacMag Share.  Similar consideration will be payable for each PacMag option as detailed in the Scheme Implementation Agreement.  Entrée expects the aggregate consideration payable by Entrée for all of the PacMag shares and options will be approximately 15 million Entrée Shares and C$6,343,500.  Closing of the Schemes of Arrangement are subject to a number of customary conditions, including an independent expert’s report concluding that the Share Scheme is in the best interest of PacMag shareholders and that the Option Scheme is in the best interests of Scheme Optionholders, receipt of required approval from regulators and Australian court approvals, as well as approval by PacMag shareholders of the Share Scheme and Scheme Optionholders of the Option Scheme. The Scheme Implementation Agreement also contains provision for payment by either party to the other party in certain circumstances of a break fee of C$350,000.  The Scheme Implementation Agreement also provides that the maximum liability of either party to the other party in connection with the Scheme Implementation Agreement is C$350,000.

DESCRIPTION OF THE BUSINESS

General

The Company is in the mineral resource business.  This business generally consists of three stages: exploration, development and production.  Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.  The Company is in the exploration and development stage.

Mineral resource exploration can consist of several stages.  The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources.  This can consist of the outright acquisition of the land and mineral rights or the acquisition of specific, but limited mineral rights to the land (e.g., a license, lease or concession).  After acquisition, exploration would probably begin with a surface examination by a prospector or professional geologist with the aim of identifying areas of potential mineralization, followed by detailed geological sampling and mapping of this showing with possible geophysical and geochemical grid surveys to establish whether a known trend of mineralization continues through un-exposed portions of the property (i.e., underground), and possibly trenching in these covered areas to allow sampling of the underlying rock.  Exploration also commonly includes systematic regularly-spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, and in sufficiently-advanced properties, gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.  Exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic.  A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

The Company’s primary property asset is the Lookout Hill property in Mongolia, which is comprised of two mining licences and one exploration licence. The Lookout Hill property completely surrounds Ivanhoe Mines’ Oyu Tolgoi Project, and hosts the Hugo North Extension of the Hugo Dummett North copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within a land area subject to a joint venture between Entrée and Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd., formerly known as Ivanhoe Mines Mongolia Inc. (collectively referred to herein as “Ivanhoe Mines”).

Areas of the Lookout Hill property which are outside of the joint venture area are 100% owned by Entrée and are currently under exploration by the Company.  A map is provided on page 13 to illustrate the areas of Lookout Hill more clearly and further detail regarding the projects in Mongolia is described under Mineral Properties.

Aside from its activities in Mongolia, Entrée has exploration projects in China, the USA and Canada.  The Company is exploring the Huaixi copper project in southeastern Zhejiang Province in China.  In North America, Entrée holds options to acquire the Blackjack and Roulette properties in Nevada and the Crystal property in British Columbia through agreements with various third parties.  Please see the Mineral Properties section for more information.

The Company's exploration activities are under the supervision of Robert Cann, P.Geo., Entrée's Vice President, Exploration.  Mr. Cann is a "qualified person" as defined in NI 43-101. Except where otherwise noted, Mr. Cann is also responsible for the preparation of technical information in this AIF.

All mineral rock samples from our Mongolian properties are prepared and analyzed by SGS Mongolia LLC in Ulaanbaatar, Mongolia.  Coal samples from Mongolia have been prepared and analyzed by SGS Mongolia LLC and by SGS-CSTC Standards Technical Services Co., Ltd., Tianjin, China, and more recently by ACTLABS in Ulaanbaatar.  Coal check samples were analyzed at Loring Laboratories Ltd. in Calgary, Canada. Samples from Arizona and New Mexico are analyzed at ALS Chemex in Sparks, Nevada, at Skyline Assayer and Laboratories, Tuscon, Arizona and at Acme Analytical Laboratories, Vancouver, British Columbia, Canada. All samples from China are analyzed at ALS Chemex, Guangzhou and at SGS-CSTC Standards Technical Services Co., Ltd., Tianjin. Samples from the Crystal Property, BC are analyzed at Loring Laboratories Ltd. in Calgary, Canada.

Environmental Compliance

The Company’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters.  Company management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position.  The Company intends to obtain all licenses and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities.  The Company intends to maintain standards of compliance consistent with contemporary industry practice.

Mongolia

In Mongolia, work on exploration licences requires filing an annual exploration work plan at the beginning of the year and providing a summary report to the local soum (the local Mongolian equivalent of a township or district). A second report must also be filed upon the conclusion of exploration activities that includes a discussion of environmental impacts.  In addition, companies are required to post a bond equal to 50% of the total estimated cost of any anticipated environmental reclamation, which is refunded upon completion of the reclamation work.  No work is currently planned in 2010 on the Togoot exploration licence; however, bonds remain in place at Bayan-Ovoo and Khanbogd soums equal to approximately $900 each.  These bonds cover environmental reclamation to the end of 2010.  These amounts are refundable to the Company on request once all environmental work has been completed to the satisfaction of the local soum.

Work on mining licences requires a similar procedure as for exploration licences, with the difference that a formal environmental plan must be submitted to, and approved by, the Ministry of Nature, Environment and Tourism.  A copy of the environmental plan must be delivered to the local soum  (but is not approved by the soum) and the environmental bond determined by the Ministry is placed with a soum government account.

Entrée also pays annual fees for water, land and road usage to the local soums.

Lordsburg, New Mexico

Exploration permits issued by the appropriate Federal (Bureau of Land Management - “BLM”) or State (New Mexico Mining and Minerals Division ‘ “NMMD”) are required for all exploration operations that include drilling or result in surface disturbance.

The BLM holds a reclamation bond in the form of a Certificate of Deposit in the amount of $16,828.00 which will be reimbursed with interest once all reclamation work is complete and the agency has signed off on re-vegetation of drill sites and access roads.

All drill holes completed to date have been plugged and abandoned in accordance with applicable Federal and State regulations.  Remaining reclamation work at Lordsburg includes backfilling six drill sumps, re-contouring, scarifying and seeding of seven drill sites and re-contouring, scarifying and seeding of four access roads.

Drill sites and access roads will be inspected prior to reclamation operations by NMMD personnel and again by BLM and NMMD personnel prior to the release of the reclamation bond.

Gold Hill, New Mexico

Exploration permits issued by the appropriate Federal (BLM) or State (NMMD) are required for all exploration operations that include drilling or result in surface disturbance.  The Company has completed exploration on the property and has dropped its mineral interest at Gold Hill.  Remaining work will be limited to completing the required reclamation of drill sites and roads.

The NMMD holds a reclamation bond in the form of a Certificate of Deposit in the amount of $52,740.20 which will be reimbursed with interest once all reclamation work is complete and the agency has signed off on re-vegetation of drill sites and access roads.

All drill holes completed to date  have been plugged and abandoned in accordance with applicable Federal and State regulations.  Remaining reclamation work at Gold Hill includes backfilling three drill sumps, re-contouring, scarifying and seeding of three drill sites and access roads.

Drill sites and access roads will be inspected prior to reclamation operations by NMMD personnel and again prior to the release of the reclamation bond.

Bisbee, Arizona

Exploration permits issued by the appropriate Federal (BLM) or State (Arizona Department  of Land - “ ADL”) are required for all exploration operations that result in surface disturbance or include the use of off-road vehicles.

The BLM holds a reclamation bond in the form of a Certificate of Deposit in the amount of $6,838.00 which will be reimbursed with interest once all reclamation work is complete and the agency has approved closing of the exploration Notice of Intent.  The ADL holds a blanket reclamation bond in the amount of $15,000 paid by Empirical Discovery, LLC, Entrée’s partners and the lessee of 12 State of Arizona exploration permits that comprise a portion of the Bisbee property.

No reclamation requirements are expected to remain upon completion of the currently permitted exploration operations as no off-road travel by mechanized vehicles has occurred.

It is anticipated that the BLM will inspect the property prior to releasing the reclamation bond.  The blanket bond held by the State of Arizona will remain in place as long as the Company continues to explore the property.

Blackjack, Nevada

Exploration permits issued by the appropriate Federal (BLM) are required for all exploration operations that include drilling or result in surface disturbance.

No reclamation bonds are currently in place and no surface-disturbing or drilling operations have occurred to date.  A Notice of Intent to conduct exploration drilling and non-disturbing geophysical surveys to be conducted in 2010 has been filed with the BLM and is in the process of being reviewed.  A reclamation bond will be posted with the Nevada State Office of the BLM prior to commencing operations.

Roulette, Nevada

Exploration permits issued by the appropriate Federal (BLM) are required for all exploration operations that include drilling or result in surface disturbance.

No reclamation bonds are currently in place and no surface-disturbing or drilling operations have occurred to date.  Bronco Creek Exploration has obtained an approved Notice of Intent to conduct exploration drilling from the BLM.  Bronco Creek is working on a modification to the Notice of Intent in order to accommodate changes in the proposed drilling program.  A reclamation bond will be posted with the Nevada State Office of the BLM prior to commencing operations.

Crystal, British Columbia

Exploration is strictly controlled by relevant laws and regulations under the Ministry of Energy, Mines and Petroleum Resources and the Ministry of Environment and the Ministry of Forests. Environmental aspects of exploration are principally controlled by the Mines Act and the Health, Safety and Reclamation Code which all aim to minimize land, vegetation, wildlife and water disturbances and to return the environment to its natural state, as much as practically possible, after exploration or mining is complete.

Prior to commencement of exploration a Notice of Work and Reclamation Program must be filed and approved by relevant authorities.  This notice provides a detailed description of planned exploration activities and surface disturbance and also a detailed plan and estimated cost and timing for reclamation of any disturbance. A reclamation bond may be required prior to commencement of exploration.

The Mineral Exploration Code requires that all disturbed sites be reclaimed within one year of the cessation of exploration activities unless authorized in writing by an inspector. Pits and trenches are to be backfilled, contoured, seeded and made safe for the long-term; and sites are to be revegetated to a ―self-sustaining state. Reclamation measures and results must be reported to the inspector. Only once the reclamation program has met the requirements of the Code can the owner or manager of the exploration site apply for a refund of the reclamation security deposit.

Huaixi, China

Environmental aspects of mining and exploration are mainly controlled by the Environmental Protection Law,  the Mineral Resources Law , Land Administration Law and by numerous associated regulations. In practise these laws mainly apply to larger development and mining projects and enforcement of environmental regulations applicable to small exploration programs is generally left to local (county and village) officials. Damage to private property and lands must be negotiated and compensated according to a strict schedule.

Competition

The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties and the resources that can be produced from them.  While we compete with other exploration companies in the effort to locate and license mineral resource properties, we do not compete with them for the removal or sale of mineral products from our properties, nor will we do so if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist world-wide for the sale of gold and other mineral products.  Therefore, we will likely be able to sell any gold or mineral products that we are able to identify and produce.  Our ability to be competitive in the market over the long term is dependent upon the quality and amount of ore discovered, cost of production and proximity to our market.  Due to the large number of companies and variables involved in the mining industry, it is not possible to pinpoint our direct competition.

Employees

At December 31, 2009, the Company had twenty-three employees working for us on a full-time or part-time basis.  Eleven employees are based in Vancouver, five employees are based in Ulaanbaatar, Mongolia, two employees in our office in Beijing and five employees support our Mongolian and US field programs.  During the 2009 field season, the Company also contracted five expatriate geologists, geological technicians, camp support personnel and summer students at the Lookout Hill West project. In addition to the expatriate employees, the Company hires up to 100 local personnel, including geologists, labourers, geophysical helpers, geochemical helpers, cooks, camp maintenance personnel, drivers and translators.  These local personnel are hired as needed throughout each field season.  The number of local hires fluctuates throughout the year, depending on the workload.

In the United States, the Company’s field operations are headed by a contract geologist who is supported by other contract geologists on an as-needed basis.

None of our employees belong to a union or are subject to a collective agreement.  We consider our employee relations to be good.

MINERAL PROPERTIES

Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia and focused on the worldwide exploration of gold and copper prospects.  Entrée’s expertise is in exploring for deep and/or concealed porphyry deposits.

The Company’s flagship 179,590-hectare Lookout Hill property in Mongolia, includes two mining licences (Shivee Tolgoi and Javhlant) and one mineral exploration licence (Togoot).  The Lookout Hill property completely surrounds Ivanhoe Mines’ 8,496-hectare Oyu Tolgoi Project, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within a land area subject to a joint venture between Entrée and Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd., (formerly known as Ivanhoe Mines Mongolia Inc. XXK) (“Entrée-Ivanhoe Joint Venture”). See the “Lookout Hill Property” for further details of the Entree-Ivanhoe Joint Venture.

The Company also has active projects in the USA, China and Canada.  See “Other Projects” for more information regarding these projects.

MONGOLIA

The Lookout Hill Property

The beneficial ownership of the Shivee Tolgoi, Javhlant and Togoot licences which comprise Lookout Hill is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below:

•
The Entrée-Ivanhoe Joint Venture beneficially holds 39,864 hectares consisting of the eastern portion of Shivee Tolgoi and all of Javhlant (“Joint Venture Property”) and is governed by a joint venture agreement between Entrée and Oyu Tolgoi LLC.  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe Mines’ Oyu Tolgoi Project.  The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga Deposit.  Ivanhoe Mines is the project manager.

•
The portion of Lookout Hill outside of the Joint Venture Property (“Lookout Hill West”) covers an area of 139,726 hectares and includes the western portion of Shivee Tolgoi which is not subject to the Entrée-Ivanhoe Joint Venture (“Shivee West”) and all of Togoot.

The illustration below depicts the different areas of Lookout Hill:

Entree-Ivanhoe Joint Venture

Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd., which holds title to the Oyu Tolgoi mining licence through its subsidiary, Oyu Tolgoi LLC.  The Oyu Tolgoi mining licence is located adjacent to and is surrounded by Entrée’s Lookout Hill property. The agreement was subsequently assigned to Oyu Tolgoi LLC.

The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in a mineral exploration project and, if warranted, a development and mining project on a portion of the Lookout Hill property (“Joint Venture Property”).  Under the Earn-in Agreement, Ivanhoe Mines would conduct exploration activities in an effort to determine if the Oyu Tolgoi mineralized system extended onto the Joint Venture Property.  Following execution of the Earn-in Agreement Ivanhoe Mines undertook an aggressive exploration program, which eventually confirmed the presence of two resources on Lookout Hill within the Joint Venture Property: the Hugo North Extension indicated and inferred resource to the north of Oyu Tolgoi and the inferred resource of the Heruga Deposit to the south of Oyu Tolgoi.

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Joint Venture Property and in accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed the Entrée-Ivanhoe Joint Venture. As of the year ended December 31, 2009, the Entrée-Ivanhoe Joint Venture expended approximately $2.5 million. Ivanhoe has contributed Entrée’s 20% portion of the expenditures as an advance against future earnings.

By expending over $35 million in exploration and development, Ivanhoe Mines earned an 80% interest in minerals deeper than 560 metres extracted from below the surface on the Joint Venture Property and a 70% interest in minerals above that elevation.  The Company can elect to be carried to production by Ivanhoe Mines through debt financing at prime +2% (set by the Royal Bank of Canada) with its share of development costs repaid from 90% of future production cash flow.  This stipulation limits dilution of Entrée’s interest as the project progresses.

Certain of Ivanhoe Mines' rights and obligations under the Earn-In Agreement, including a right to nominate one member of our Board of Directors, a pre-emptive right to enable them to preserve their ownership percentage in our Company, and an obligation to vote their shares as our Board of Directors directs on certain matters, expired with the formation of the joint venture.  Ivanhoe’s right of first refusal to the remainder of Lookout Hill is maintained with the formation of the Entrée-Ivanhoe Joint Venture.

Management believes that both the initial Earn-in Agreement and the joint venture are of significant benefit to the Company.  The Earn-in Agreement enabled us to raise money that the Company used to pursue exploration activities on the balance of the Lookout Hill property and elsewhere.  It also enabled the exploration of the Joint Venture Property at little or no cost to the Company, leading to the delineation of indicated and inferred mineral resource estimates for the Hugo North Extension and the discovery and subsequent definition of a significant inferred resource on the Heruga deposit.

A review of the technical work done on the Lookout Hill property is provided in more detail in the Property Description and Location section of this AIF, beginning at page 16, below.

Investment by Ivanhoe Mines and Rio Tinto in Entrée Gold Inc.

Under the terms of the Earn-In Agreement, Ivanhoe Mines purchased 4.6 million shares with a full warrant attached for C$4.6 million, which was a premium to market at the time.

In June 2005, Rio Tinto, through its subsidiary Kennecott Canada Exploration (collectively, “Rio Tinto”), completed a private placement into Entrée, whereby they purchased 5,665,730 units at a price of C$2.20 per unit, which consisted of one Entrée common share and two warrants (one “A” warrant and one “B” warrant). Two “A” warrants entitle Rio Tinto to purchase one Entrée common share for C$2.75 within two years; two “B” warrants entitle Rio Tinto to purchase one Entrée common share for C$3.00 within two years. Proceeds from Rio Tinto’s investment were $10,170,207.

In June 2005, Ivanhoe Mines exercised its unit warrants and purchased 4.6 million shares at C$1.10 per share, resulting in proceeds to Entrée of C$4,069,214, in order to preserve its pre-emptive right to maintain proportionate ownership of Entree shares. Ivanhoe Mines then exercised its pre-emptive right in July 2005 and took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to Entrée of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

On June 27, 2007, Rio Tinto exercised its “A” and “B” warrants that were due to expire in order to maintain its percentage ownership of the Company’s shares and the Company issued 6,306,920 common shares for cash proceeds of $17,051,716.

On June 29, 2007, Ivanhoe Mines exercised its “A” and “B” warrants were due to expire in order to maintain its percentage ownership of the Company’s shares and the Company issued 1,235,488 common shares for cash proceeds of $3,340,327.

On November 26, 2007, Entrée closed a short form prospectus offering of 10 million common shares at a price of C$3.00 per share for gross proceeds of C$30 million (the “Treasury Offering”) pursuant to an underwriting agreement between the Company and BMO Nesbitt Burns (the “Underwriter”). The Underwriter received a fee of C$1.8 million, being 6% of the gross proceeds of the Treasury Offering.

On November 26, 2007, in order to maintain its percentage ownership of Entrée’s issued and outstanding shares, Ivanhoe Mines exercised its pre-emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 2,128,356 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$6,385,068.

On November 26, 2007, in order to maintain its percentage ownership of Entrée’s issued and outstanding shares, Rio Tinto exercised its pre-emptive rights and acquired, concurrently with the closing of the Treasury Offering, an aggregate of 2,300,284 shares of the Company at a price of C$3.00 per share for additional gross proceeds of C$6,900,852.

At December 31, 2009, Ivanhoe Mines owned approximately 14.2% of Entrée’s issued and outstanding shares.

At March 31, 2010, Ivanhoe Mines owned approximately 14.2% of Entrée’s issued and outstanding shares.

At December 31, 2009, Rio Tinto owned approximately 15.4% of Entrée’s issued and outstanding shares.

At March 31, 2010, Rio Tinto owned approximately 15.3% of Entrée’s issued and outstanding shares.

Rio Tinto is no longer required to vote its shares as the Company’s board of directors directs on matters pertaining to fixing the number of directors to be elected, the election of directors, the appointment and remuneration of auditors and the approval of any corporate incentive compensation plan or any amendment thereof. Rio Tinto retains the right to preserve its ownership percentage in the Company.

Investment by Rio Tinto in Ivanhoe Mines

In October 2006, Rio Tinto announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe Mines.  The proceeds from this investment were targeted to fund the joint development of the Oyu Tolgoi Project.  An initial tranche of $303 million was invested to acquire 9.95% of Ivanhoe Mines’ shares.  On September 12, 2007, Rio Tinto announced that Rio Tinto will provide Ivanhoe Mines Ltd. with a convertible credit facility of $350 million for interim financing for the Oyu Tolgoi copper-gold project in Mongolia. The credit facility was directed at maintaining the momentum of mine development activities at Oyu Tolgoi while Ivanhoe Mines and Rio Tinto worked towards finalising an Investment Agreement between Ivanhoe Mines and the government of Mongolia, which was completed on March 31, 2010. If converted, this investment could result in Rio Tinto’s owning 46.65% of Ivanhoe Mines.

Rio Tinto and Ivanhoe Mines announced in October 2009 that Rio Tinto intended to complete the Tranche 2 private placement financing (as defined within the agreement from October 2006).  With the completion of this financing, which totalled $388 million, on October 29, 2009, Rio Tinto increased its equity ownership in Ivanhoe Mines to 19.7%.  In February 2010, Rio Tinto announced that it had agreed to invest, through subsidiaries, a further $232,400,000 to acquire 15,000,000 common shares in satisfaction of the purchase price for key mining and milling equipment for the Oyu Tolgoi mining complex.  The investment in February increased Rio Tinto’s ownership, through its subsidiaries, to 22.4% of Ivanhoe outstanding common shares.

Mongolian Government

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011. These amendments allowed the Mongolian government, Ivanhoe Mines and Rio Tinto to conclude the negotiations necessary to finalise an investment agreement (“Investment Agreement”).

On 6 October 2009, Ivanhoe Mines, Oyu Tolgoi LLC and Rio Tinto International Holdings Ltd. signed the Investment Agreement with the Mongolian government.  The Investment Agreement regulates the relationship between these parties and stabilises the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi Project.  The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-Ivanhoe Joint Venture. Conditions precedent of the Investment Agreement were satisfied within six months of the signing date, and the achievement of this milestone was announced  on March 31, 2010 by Rio Tinto and Ivanhoe Mines.

The Investment Agreement specifies that Ivanhoe Mine’s Oyu Tolgoi licences and Ivanhoe’s interest in the Entree-Ivanhoe Joint Venture Property, as specified in the contract area, will be held by Oyu Tolgoi LLC, a Mongolian subsidiary company that will be owned 34% by the Mongolian government and 66% by Ivanhoe Mines.Entrée is not presently a party to the Investment Agreement.  Although Ivanhoe Mines has agreed under the terms of Earn-In Agreement dated 15 October 2004, between Ivanhoe Mines and Entrée, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement.  In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-Ivanhoe Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-Ivanhoe Joint Venture or the scope of the lands to be covered by the Investment Agreement.

Property Description and Location - Mongolia

Lookout Hill is located within the Aimag of Omnogovi (also spelled Umnogobi) in the South Gobi region of Mongolia (an 'Aimag' is the local equivalent of a state or province).  One of the Company’s wholly-owned Mongolian subsidiaries, Entrée LLC, is the registered owner of the two mining licences (Shivee Tolgoi and Javhlant).  The Company’s other wholly-owned Mongolian subsidiary, Entree Resources LLC, is the registered owner of the Togoot mineral exploration licence.  All three licences comprise the Company’s Lookout Hill property. The Company owns 100% interest in the portions of the licences outside the Entrée-Ivanhoe Joint Venture Property, and a 20 or 30% interest in the Entrée-Ivanhoe Joint Venture, depending on depth of mineralization.

Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.10 to $1.50 per hectare over the course of the up to nine year tenure.  A property can be reduced in size selectively on application to the Cadastre office of the Mineral Resources and Petroleum Authority of Mongolia (the Cadastre is the central registry for land in Mongolia).  Application to convert a Mongolian exploration licence into a mining licence can be made at any time prior to licence expiry. Conversion of a licence to explore for minerals to a license to mine or develop a property in order to exploit minerals is commenced by review and Government approval of a defined mineral resource or reserve and then filing a formal application together with the reserve approval.  A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years).  Conversion of an exploration licence to a mining licence will result in an increase in the yearly fees that we are required to pay to the Mongolian government.  After issuance of a mining licence, we will be required to pay to the Mongolian government a licence fee of $15.00 per hectare per year for gold or base metal projects and $5.00 per hectare for coal projects.

The following table is a quick summary of our licences and their renewal status:

Name of Property	License Number	Date Granted1	Renewal Date	Expiration Date1
Javhlant	15225A	October 27, 2009	October 27, 2039	TBD
Shivee Tolgoi	15226A	October 27, 2009	October 27, 2039	TBD
Togoot2	3136X	March 30, 2001	July 2, 2007	March 30, 2010
Manlai	3045X	March 9, 2001	Returned to Mongolian government January, 2010

1
The Company's Javhlant and Shivee Tolgoi exploration licences were converted to mining licences in October 2009. The total estimated annual fees in order to maintain the Shivee Tolgoi and Togoot mining licenses in good standing are approximately 1.1 million.  Approximately C$600,000 of the total is recoverable from the Entrée-Ivanhoe Joint Venture.

2
The expiry date of the Togoot exploration licence was March 30, 2010.  Entree submitted the mining licence application to MRAM prior to the licence expiry date, as required by law.  The Minerals Resource Council (which reports to MRAM) has yet to set a meeting date to review and approve the resource estimate.  This meeting must occur before the mining licence application process can be completed and a mining licence can be granted.  The total estimated annual fees in order to maintain the Togoot licence in good standing would be $0.5 million if all of the Togoot licence is converted to a mining licence.

The following is a summary taken from “NI 43-101 Compliant Technical Report on the Lookout Hill Project, Omnogovi Aimag, Southern Mongolia,” with an effective date of March 30, 2010 (“Technical Report 2010”). This report was prepared in part by two independent consulting groups: Quantitative Group (“QG”) in Perth, Australia, and AMEC Minproc (“Minproc”) in Perth, Australia and a copy is filed on SEDAR at www.sedar.com and is incorporated by reference into this AIF. The Technical Report 2010 forms the basis for the information in this AIF regarding the Lookout Hill property. Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Technical Report 2010.

Project Overview

Entrée Gold Inc.’s (“Entrée” or the “Company”) 179,590 ha Lookout Hill property (“Lookout Hill”) in Mongolia includes 2 mining licences (Shivee Tolgoi ML and Javhlant ML) and 1 mineral exploration licence (Togoot MEL).  Lookout Hill completely surrounds the 8,496 ha Oyu Tolgoi Project of Ivanhoe Mines Ltd, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within a land area subject to a joint venture  (the “Entrée-Ivanhoe Joint Venture”) between Entrée and Oyu Tolgoi LLC (formerly known as Ivanhoe Mines Mongolia Inc. XXK), a subsidiary of Ivanhoe Mines Ltd.(collectively “Ivanhoe Mines”)

The beneficial ownership of the Shivee Tolgoi, Javhlant and Togoot licences which comprise Lookout Hill is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below and in Figure 1.1.1:

•
The Entrée-Ivanhoe Joint Venture beneficially holds 39,864 hectares consisting of the eastern portion of Shivee Tolgoi and all of Javhlant (“Joint Venture Property”) and is governed by a joint venture agreement between Entrée and Oyu Tolgoi LLC.  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds, Ivanhoe Mines’ Oyu Tolgoi Project.  The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga Deposit.  Ivanhoe Mines is the project manager.

•
The portion of Lookout Hill outside of the Joint Venture Property (“Lookout Hill West”) covers an area of 139,726 ha and includes the western portion of Shivee Tolgoi which is not subject to the Entrée-Ivanhoe Joint Venture (“Shivee West”) and all of Togoot.

Figure 1.1.1
Lookout Hill Property Land Tenure

MONGOLIA
Khar Suul
Nomkhon Bohr
Togoot Exploration Licence (3136X)
Coking Flats
Ukhaa Tolgod
Ring Dyke
Bayan Ovoo
Shivee Tolgoi Mining Licence (15226A)
Altan Khulan
Zone III
Zone I/II
Shivee West Target Area
Khoyor Mod
GGMM
Tom Bogd
BZ Moly
Shivee Tolgoi Mining Licence (15226A)
Ulaan Khud
HUGO NORTH EXTENSION DEPOSIT
Oyu Tolgoi Trend
Oyu Tolgoi Project
HERUGA DEPOSIT
Javhlant Mining Licence (15225A)
LEGEND
Copper Prospects
Gold Prospects
Molybdenum Prospects
Coal Prospects
Mineral Deposits
Lookout Hill West
100% Entrée (~139,000 hectares)
Entrée - Ivanhoe Joint Venture Property (~40,000 hectares)
LOOKOUT HILL PROPERTY
N
0
10 km
SCALE

Oyu Tolgoi is located in the Southern Gobi region of Mongolia.  It consists of a series of deposits containing copper, gold, silver and molybdenum, being developed by Oyu Tolgoi LLC.  The deposits stretch over 12 km, from the Hugo Dummett North deposit in the north through the adjacent Hugo Dummett South deposit, down to the Southern Oyu deposit and extending to the Heruga deposit in the south (Figure 1.1.2). Hugo Dummett North extends onto the Shivee Tolgoi ML, where it is known as the Hugo North Extension; the Heruga copper-gold-molybdenum deposit is within the Javhlant ML but extends north across the license boundary towards the Southwest Deposit on the Oyu Tolgoi licence.

Figure 1.1.2.1
Idealized Profile of Southern Oyu, Hugo Dummett and Heruga Deposits (Section Looking West)

Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) in October 2004 with Ivanhoe Mines Ltd., which holds title to the Oyu Tolgoi mining licence through its subsidiary, Oyu Tolgoi LLC . The Earn-In Agreement was subsequently assigned to Oyu Tolgoi LLC.  The Oyu Tolgoi mining licence is located adjacent to and is surrounded by Entrée’s Lookout Hill property.

The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in a mineral exploration project and, if warranted, a development and mining project on a portion of the Lookout Hill property (“Entrée-Ivanhoe Project Property”).  Under the Earn-in Agreement, Ivanhoe Mines would conduct exploration activities in an effort to determine if the Oyu Tolgoi mineralized system extended onto the Entrée-Ivanhoe Project Property.  Following execution of the Earn-in Agreement Ivanhoe Mines undertook an aggressive exploration program, which eventually confirmed the presence of two resources on Lookout Hill within the Entrée-Ivanhoe Project Property: the Hugo North Extension indicated and inferred resource to the north of Oyu Tolgoi and the inferred resource of the Heruga Deposit to the south of Oyu Tolgoi.

As of June 30, 2008, Ivanhoe Mines had expended a total of $35 million on exploration on the Entrée-Ivanhoe Project Property and in accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed the Entrée-Ivanhoe Joint Venture.  The Entrée-Ivanhoe Project Property is now known as the Joint Venture Property.  During the year ended December 31, 2009, the Entrée-Ivanhoe Joint Venture expended approximately $1.9 million. Ivanhoe has contributed Entrée’s 20% portion of the expenditures as an advance against future earnings.

By expending over US$35 million in exploration and development, Ivanhoe Mines earned an 80% interest in minerals deeper than 560 metres extracted from below the surface on the Joint Venture Property and a 70% interest in minerals above that elevation.  The Company can elect to be carried to production by Ivanhoe Mines through debt financing at prime +2% (set by the Royal Bank of Canada) with its share of development costs repaid from 90% of future production cash flow.  This stipulation limits dilution of Entrée’s interest as the project progresses.

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011. These amendments allowed the Mongolian government, Ivanhoe Mines and Rio Tinto to conclude the negotiations necessary to finalise the long awaited investment agreement (“Investment Agreement”).

On 6 October 2009, Ivanhoe Mines, Oyu Tolgoi LLC and Rio Tinto International Holdings Ltd. signed the Investment Agreement with the Mongolian government.  The Investment Agreement regulates the relationship between these parties and stabilises the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi Project.  The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-Ivanhoe Joint Venture.  Satisfaction of conditions precedent within 6 months of the signing date was specified within the Investment Agreement.

The Mongolian government will hold a 34% interest in Oyu Tolgoi LLC, which in turn will hold (as a participant) an 80% interest in the Entrée-Ivanhoe Joint Venture.

In October 2009, Entrée received notice that its application for conversion of the Shivee Tolgoi and Javhlant Mineral Exploration Licences to Mining Licences had been approved by the Mineral Resources Authority of Mongolia and the licences were received on October 27, 2009.  Mining licences have a 30-year term with two renewals of 20 years each possible. The conversion has now consolidated a sizeable land position upon which the Oyu Tolgoi mining complex will be established.

The parties to the agreement have been negotiating terms since Ivanhoe Mines Ltd prepared the 2005 Integrated Development Plan (IDP05).  During that time, IMMI advanced considerably in its planning for the projects development, its underground shaft and lateral development program and its procurement, construction and detailed capital estimation activities.  The Oyu Tolgoi Project has also seen significant growth in its resource base over this period.

The work to finalise the updating of mine plans and analysis is not yet complete to a point at which Ivanhoe is able to release the study. In late 2005 Ivanhoe Mines released IDP05 examining mining and processing on the Oyu Tolgoi Property and this was followed by the Ivanhoe Mines’ January 2006 open pit only mineral reserve. Underground mineral reserves have not been stated for Oyu Tolgoi. Although the overall strategy for the development of Oyu Tolgoi remains the same there have been changes to several key areas which are being addressed in the current study work. The Shivee Tolgoi and Javhlant mineral resources are currently being studied as part of the mine planning work being prepared by Ivanhoe Mines.

Exploration work on Lookout Hill West was undertaken in 2009 by Entree’s technical team, led by Robert Cann and James R. Foster.

This report was prepared in part by three independent consulting groups: Quantitative Group (”QG”) in Perth, Australia, AMEC Minproc Limited (“AMEC Minproc”) in Australia; and Owen Cullingham, an independent coal consultant to Entrée.

1.2           Property Description

Lookout Hill comprises two MLs (Shivee Tolgoi and Javhlant) and one MEL (Togoot), which cover a total of approximately 179,590 ha and completely surround Ivanhoe Mines’ Oyu Tolgoi Project.   Lookout Hill is divided into two contiguous Properties:  the Entree-Ivanhoe Joint Venture Property and Lookout Hill West.

The Lookout Hill property lies within the Palaeozoic Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces.  The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages.  The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition.  Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi-Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the Project area, and the Gobi-Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest.

Joint Venture Property

Exploration on the Joint Venture Property has been minimal subsequent to completion of the previous resource calculations on both Hugo North Extension and the Heruga deposits early in 2008.  One 721-m diamond hole was drilled in 2008 on Ulaan Khud, that lies northeast of Hugo North Extension, and 11 additional diamond holes were completed on Heruga in 2008 as infill and to test the eastern edge of the deposit. Drilling details are given in Section 11 and form the basis of the current updated Heruga resource.  In addition, in late 2008 a detailed magnetometer survey was completed over Heruga and over the Hugo North Extension Deposit areas.

Exploration in 2009 was restricted to deep penetrating ZEUS induced polarization surveys over Hugo North Extension and over Heruga and a single 228 m diamond hole on the Javhlant ML.

The Hugo North Extension Mineral Resource remains material to the property and was reviewed independently for Entrée Gold by Quantitative Group (“QG”) in 2008.  The Mineral Resource estimate was produced for the Hugo North Extension in 2007 in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).  The Mineral Resource estimate was prepared by AMEC and reported in a Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1, “Lookout Hill Project, Mongolia, NI 43-101 Technical Report with an Effective Date 29 March, 2007” (Technical Report 2007). In 2008, Scott Jackson, MAusIMM, QG and John Vann, FAusIMM, QG thoroughly reviewed and independently reproduced this estimate and consider the 2007 estimate is in conformance to NI 43-101. Scott Jackson and John Vann will be acting as QP’s for the Hugo North estimate.

The Hugo North Extension Deposit within the Joint Venture Property contains copper-gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite. Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (to zones averaging around 2% Cu for the high-grade chalcopyrite dominant mineralization).

Geological models were constructed by Ivanhoe Mines using lithological and structural interpretations completed in late 2006.  QG checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.

Resource estimates were undertaken using MineSight® commercial mine planning software.  Industry-accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

The Mineral Resources were classified using logic consistent with the CIM definitions required by NI 43-101.  Inspection of the model and drillhole data on plans and sections showed geological and grade continuity.  When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, blocks were assigned as Indicated Resources if they fell within the current drillhole spacing, which is on 125 x 70 m centres.  Blocks were assigned to the Inferred resource category if they fell within 150 m of a drillhole composite.

The mineralization within the Hugo North Extension Deposit as of 20 February 2007 is classified as Indicated and Inferred Mineral Resource.  The total project Mineral Resources are shown in Table 1.3.1, and are reported at copper equivalent cut-off grades of above 0.6%.  Mineral Resources are not Mineral Reserves until they have demonstrated economic viability based on a feasibility study or prefeasibility study.

Table 1.3.1 Hugo North Extension Mineral Resources, Based on Drilling Completed to 01 November 2006 (0.6% CuEq Cut-off); Effective Date 20 February, 2007
Category	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
					Cu (‘000 lb)	Au (oz)	CuEq ('000 lb)
Indicated	117 000 000	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred	95 500 000	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Notes:
*Copper Equivalent (CuEq) has been calculated using assumed metal prices (US$1.35/pound for copper and US$650/ounce for gold); %CuEq. = %Cu+(g/t Au*18.98)/29.76. The equivalence formula was calculated assuming that gold was 91% of copper recovery. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

The base case copper equivalent cut-off grade assumptions for the Hugo North Extension Deposit were determined using operating cost estimates from similar deposits.

Heruga

The Heruga Mineral Resource estimate has been updated since Entree's previous Technical Report (March 2008). This estimate was also in conformance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource and Mineral Reserve definitions referred to in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The Mineral Resource estimate was prepared under the supervision of Scott Jackson and John Vann QG - Perth. QG’s scope of work also involved the preparation of this Technical Report as defined in NI 43-101 and in compliance with Form 43-101F1.

The Heruga Deposit within the Joint Venture Property contains copper-gold-molybdenum porphyry-style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

QG reviewed Ivanhoe Mines’ quality assurance/quality control procedures at site in 2008 and 2009 and found them to be followed and to exceed industry standards.

The database used to estimate the Mineral Resources for the Heruga Deposit consists of samples and geological information from 43 drillholes, including daughter holes, totalling 58,276 m.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulphides occur at Heruga in both disseminations and veins/fractures.  Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga. In addition, there is significant (100 ppm to 1000 ppm) molybdenum mineralization in the form of molybdenite.

The Mineral Resource estimate for the Heruga Deposit was prepared by Stephen Torr of Ivanhoe Mines under the supervision of Scott Jackson and John Vann of QG.  A close-off date of 31 May, 2009 for survey (collar and downhole) data was utilized for constructing the geological domains.

Ivanhoe Mines created three dimensional shapes (wireframes) of the major geological features of the Heruga Deposit.  To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% Cu was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken by Ivanhoe using Datamine® commercial mine planning software.  The methodology was very similar to that used to estimate the Hugo North deposits. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe Mines model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by Ivanhoe Mines.

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43-101.  Blocks within 150 m of a drillhole were initially considered to be Inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.

The Mineral Resources estimated within the Heruga Deposit as of EffDate are classified as Inferred, shown in Table 1.3.2, and are reported at a copper equivalent cut-off grade of 0.6%.
Table 1.3.2 Mineral Resource Inventory, Heruga Deposit, 30 March 2010
Cut-off (CuEq%)	Tonnage (‘000 t)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (‘000 oz)	CuEq (‘000 lb)
>1.50	30 000	0.57	1.86	124	1.83	360 000	2 000	1 150 000
>1.25	70 000	0.56	1.45	118	1.55	840 000	3 000	2 340 000
>1.00	190 000	0.57	0.96	155	1.26	2 370 000	6 000	5 260 000
>0.90	290 000	0.56	0.80	160	1.15	3 610 000	8 000	7 450 000
>0.80	450 000	0.54	0.66	160	1.05	5 310 000	10 000	10 320 000
>0.70	660 000	0.51	0.56	151	0.95	7 390 000	12 000	13 780 000
>0.60	910 000	0.48	0.49	141	0.87	9 570 000	14 000	17 390 000
>0.50	1 210 000	0.44	0.44	130	0.79	11 780 000	17 000	21 060 000
>0.40	1 670 000	0.39	0.38	115	0.69	14 430 000	20 000	25 540 000
>0.30	2 180 000	0.35	0.33	102	0.61	16 730 000	23 000	29 470 000

Notes:
•	Based on drilling completed as of 21 June 2009.
•	CuEq was calculated using the formula CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76.
•	The contained gold, copper and molybdenum in the tables has not been adjusted for recovery.
•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

1.	Lookout Hill West Property

Entrée has a 100% interest in the Togoot MEL and the western portion of the Shivee Tolgoi ML, located in Omnogovi Aimag of Mongolia.  The title for these licences is held within Entree’s Mongolian subsidiaries:  the Togoot MEL is held within Entrée Resources LLC and Shivee West (as part of the Shivee Tolgoi ML) is held within Entrée LLC.

In 2009, work was only carried out on the Togoot MEL.

Exploration in 2009 had four goals: to continue defining the coal resource of the Nomkhon Bohr discovery in advance of a licence conversion application; to explore for coal underneath deep Cretaceous cover on the Coking Flats magnetic anomaly; to explore for coal in the Khar Suul target; and to evaluate a precious metals target generated in 2007 to 2008 (Ukhaa Tolgod) and a precious metals target generated in 2009 (Morinii Takh). Work comprised geological mapping, core drilling (24 holes totalling 3,599 metres), Reverse-Circulation drilling (56 holes totalling 8,034 metres), excavator-assisted trenching, downhole geophysical surveying, and a hydrogeological study of the Nomkhon Bohr target.

The Nomkhon Bohr, Coking Flats and Khar Suul coal targets are hosted by a folded clastic sedimentary sequence, interpreted to be of Permian age.  The sequence comprises very fine- to coarse-grained siltstones, sandstones and conglomerates, intruded by intermediate to felsic sills and dykes, and at least two diorite sills.  Within this sequence are carbonaceous mudstones and siltstones, sandstones and coal, which do not crop out.  At Nomkhon Bohr, this carbonaceous stratigraphy has been traced by trenching and drilling over a strike length of approximately 1 200 metres.  Coal is present in a number of narrow seams, 0.3 metre to 4.5 metres apparent thickness, dipping moderately to the north, in close proximity to the northern boundary of the Togoot MEL.  Analytical results indicate the coal has a moderate to high ash content (generally exceeding 30% ash) with moderate calorific values, with no potential for metallurgical use.  The Coking Flats coal target is covered by thick Cretaceous conglomerates, exceeding 150 metres thickness in some drill holes.  Based on limited drilling, it appears to be structurally complex, and open in all directions.  Ash contents and calorific values are similar to those of Nomkhon Bohr coal.  The Khar Suul coal target is also obscured by Cretaceous sandstones and conglomerates.  It comprises carbonaceous mudstones but lacks coal seams.

The Ukhaa Tolgod precious metals target was identified by following up on a sample with anomalous gold taken in 2005.  Mineralization is hosted by intermediate to felsic volcaniclastic rocks and high level felsic (dacite to rhyolite) intrusives assigned to the Carboniferous.  Two core holes were drilled, but did not return any significant results.  Reverse-circulation drilling of the Morinii Takh precious metals target, generated in 2009, also did not return any significant results.

Drilling of the Nomkhon Bohr coal discovery has proceeded to the point where sufficient data exists to apply for conversion of part or all of the Togoot MEL to a mining licence.  This is in progress by Oyu Survey LLC, an arm’s length Mongolian consulting group with expertise in Mongolian coal deposits.  Additional coal testing work is also recommended, to include petrographic work and trace element geochemistry, which may aid in correlation of individual coal seams at Nomkhon Bohr.  Also recommended are additional coal geotechnical tests (agglomeration, agglutination, Hardgrove Grindability Index) and ultimate analyses.

Additional testing of the Coking Flats, Khar Suul, and Toogie West coal targets and the Ukhaa Tolgod and Morinii Takh precious metals targets is not recommended at this time.

Recent Developments - Entree-Ivanhoe Joint Venture Property

In 2009, project operator Ivanhoe Mines completed a deep penetrating ZEUS Induced Polarization (IP) survey covering the Company’s Heruga deposit along with preliminary surveys over the Hugo North Extension deposit.  The survey was designed to further test the full extent of the chain of deposits associated with the Oyu Tolgoi mineralized trend, which currently continues along strike for over 12 kilometres.

Ivanhoe interprets the ZEUS survey over the Hugo North and Hugo North Extension deposits to indicate additional potential to depth and along strike to the north.  In contrast to the close spatial association with IP anomalies seen at the Central, Southern Oyu and Heruga deposits, the high grade Hugo North and Hugo North Extension deposits occur along the eastern flank of the ZEUS anomaly.

Recent Developments - Lookout Hill West

In 2008, several coal targets were discovered in the northwest portion of the 100%-owned Togoot License; however, to date, the Company does not consider any of these coal discoveries to be material. These targets lie within stratigraphy believed to be similar to that hosting the Tavan Tolgoi metallurgical coal deposit.  The prospective area comprises some 38.5 square kilometres, and lies approximately 70 km southeast of Tavan Tolgoi.   During 2008, a total of 40 holes totalling 4,979 metres were completed on three separate targets. Twelve of the forty holes were abandoned due to difficult drilling conditions.

The main target, Nomkhon Bohr, is a near-surface discovery in a complex geological environment.  Although the zone does not crop out on surface, it has been traced by drilling and trenching over a strike length of 1,200 metres.  Analyses to date indicate the Nomkhon Bohr coal is predominantly medium-volatile bituminous in rank with some analyses indicating anthracite coal rank as determined by applying PARR formula. The coal is high in ash with variable sulphur.  Coal-bearing horizons in drill holes can be up to 57 metres in apparent thickness; within these, multiple high-ash coal seams are usually present, ranging in apparent thickness from 0.2 metre to 4.35 metres.  True thicknesses are uncertain due to possible repetition of the host stratigraphy.

The other two coal targets, Coking Flats and Khar Suul, are blind discoveries underlying Cretaceous conglomerates and sandstones which are up to 130 metres thick.  Coal intercepts at Coking Flats are narrower when compared to Nomkhon Bohr, and are of High Volatile Bituminous C rank.  Drilling on the Khar Suul target indicates the carbonaceous stratigraphy here has similarities to that of Nomkhon Bohr and Coking Flats, but that no coal seams have been intersected.

Five targets were explored for coal in 2009:  Nomkhon Bohr, Coking Flats, Khar Suul, Toogie West, and Central Cretaceous Basin.  The first four were known coal targets, or areas where exploration in 2008 indicated a high degree of confidence that Permian stratigraphy was present beneath Cretaceous cover.  Scout drilling was done on magnetic anomalies within the Central Cretaceous Basin, to look for Permian stratigraphy below Cretaceous cover where no outcrop is present.

The Nomkhon Bohr target was drilled with 26 R-C holes totalling 3,595 metres and 15 core holes totalling 1,663 metres in 2009.  Ten of the R-C holes were also used to install piezometers for a hydrogeological study.  The drilling established the continuity of the coal bearing stratigraphy from section to section and downdip to the property boundary.  The Nomkhon Bohr deposit is approximately 1200m along strike with a defined down dip extension of approximately 200m at its widest point. Five Seam Series were recognized; from north to south these have been named 100, 300, 500, 700 and 900.  A Seam Series comprises one or more coal seams (beds) within carbonaceous mudstones, generally separated from other seam series by carbonaceous mudstone, siltstone and sandstone.  With the exception of Series 900, the Nomkhon Bohr Seam Series can be traced from Section to Section and from hole to hole along Section.  Within a Seam Series there can be one to several Seams (ie 530, 550, 570) of high-ash coal.   Seams can often be separated into lower-ash Plies separated by high- ash intervals, although this was not attempted for the Nomkhon Bohr target.  Visually, there are no obvious differences among the coal seams, and no petrographic work has been carried out to aid in correlation from section to section.

Nineteen composite samples from drill core samples collected in 2008 from two drillholes on the eastern portion of Nomkhon Bohr drill core samples collected in 2008 were subjected to washability tests, to determine if ash content could be reduced to produce a potential saleable product. Six samples were composited as specified, and eleven samples were composited improperly; nonetheless the washability tests were carried out on all composites.  The washabilities were done on a relatively fine coal fraction (minus 2.36mm) and yields will generally be poorer on a run of mine size coal feed.  Results show that Sulphur in the product analyses is around 1% which is generally regarded as the maximum acceptable for export coal without penalty.  Free Swell Indices increase to a moderate to strong level in the low specific gravity fractions; however, yield at the lower levels is insufficient to produce a metallurgical (coking) coal product.  Froth releases approximately 20% of the fines fraction most of which comes off in the first 30 seconds.  Ash is relatively static at the three time intervals used, which shows the froth to be working effectively to release the lower ash coal.  Yields are low for a 15% product ash which is the highest ash desirable for export thermal coal.

All data from the Nomkhon Bohr target has been given to a Mongolian consulting group, in support of an application to convert the Togoot MEL to a mining licence.

The Coking Flats target is overlain by a thick sequence of Cretaceous conglomerate, sandstone and mudstone associated with a strong magnetic anomaly.  Drilling in 2008 showed that coal seams similar to those at Nomkhon Bohr were present below the cover rocks.  Because of the thickness of the Cretaceous, the potential for additional coal seams at depths below the Cretaceous along the axis of the magnetic anomaly was not completely tested in 2008.

The target was tested with nine R-C holes totalling 1,451 metres and seven core holes totalling 1,634.75 metres in 2009.  Four of the core holes deepened existing R-C holes - total for recovered core was 968.74 metres.  None of the holes intersected new coal seams.

Drilling on the Khar Suul target in 2008 returned no coal intercepts.  However, because of its gross similarity with the carbonaceous sedimentary rocks at Nomkhon Bohr, the host stratigraphy is believed to be Permian and was chosen for additional drilling in 2009.  Six R-C holes totalling 849 metres were drilled, encountering carbonaceous mudstones in five holes, but no coal.

Nine R-C holes totalling 1,226 metres tested magnetic lows within the Toogie West target in 2009 to look for the continuation of the Khar Suul Permian basement to the western boundary of the licence.  The first hole was abandoned in Cretaceous clays; otherwise, all holes encountered Permian stratigraphy beneath the Cretaceous cover, but no coal seams.

The scout drilling of the Central Cretaceous Basin comprised six R-C holes totalling 900 metres.  No Permian stratigraphy was encountered, only volcanics which are interpreted to be Carboniferous in age.

Two targets were explored for precious metals in 2009.  Ukhaa Tolgod was drilled with two core holes totalling 301.95 metres.  Best result was 148 ppb Au and 17.5 ppm Ag over 4.0 metres.  The Morinii Takh target comprises several strongly silicified outcrops at the apex of a horseshoe-shaped magnetic anomaly and was recognized in 2009 during preliminary mapping of the Central Cretaceous Basin.  Four R-C holes totalling 562 metres were drilled, but did not return any significant gold and/or silver results.

James R. Foster, P.Geo. is the QP responsible for supervising exploration on the Lookout Hill West and for supervising the preparation of the technical disclosure in this section of the AIF. Owen Cullingham, P.Geol. QP for coal, rendered technical advice during the exploration and has contributed to and approved the technical disclosure in this section of the AIF.

Sampling and Analysis

In 2009, all coal samples (738 core samples and 491 R-C samples) were sent to ACTLABS in Ulaanbaatar, an ISO 17025 accredited facility.  Sample preparation was carried out using ASTM Method D-2013, with the exception that final crush was done to minus 80 mesh rather than minus 60 mesh.  Specific Gravity measurements were done on lump coal according to the method given in ASTM Standard D 167 - 93.  Sub-samples were used for the following analyses: proximate analysis (includes moisture, ash, volatiles and fixed carbon -ASTM Standard D-1542), total sulphur % (ASTM Standard D-4239) and calorific value (ASTM Standard D-2015).

Reject material from eighty-seven core samples and forty-seven R-C samples were sent to SGS Mongolia LLC in Ulaanbaatar for check analyses for specific gravity, proximate analysis, fixed Carbon %, total Sulphur %, and calorific value.  There was excellent correlation for ash contents and Sulphur % on a dry sample basis between the two labs.  Correlation was good for specific gravity determinations, but poor for calorific value.

Manlai Property, Mongolia

No work on the Manlai project was completed in 2009 and the Manlai exploration licence was returned to the Mongolian government in January 2010.

OTHER PROJECTS

USA

Empirical Discovery Agreement 2007

In July 2007, Entrée entered into an agreement with Empirical Discovery LLC (“Empirical”) to explore for and develop porphyry copper targets in south-eastern Arizona and adjoining south-western New Mexico. Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of US$1.9 million and issuing 300,000 Entrée Shares within five years of the anniversary of TSX acceptance of the agreement on 9 August 2007.  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% net smelter return (“NSR”) royalty, half of which may be purchased for US$2 million.

The principals of Empirical have extensive experience in exploration for copper porphyries in the Americas, as well as access to proprietary geophysical interpretation techniques of particular application to large regional datasets.  These techniques have been modelled using a number of known deposits, and the criteria developed have been used to identify buried targets from the regional database. Initial targeting resulted in applications for eleven mineral exploration permits in south-eastern Arizona and New Mexico totalling approximately 8.5 square miles (22 square kilometres).

In 2008, geophysical (IP and AMT), geological and geochemical surveys were completed on the Gold Hill, Duncan and Ash Peak porphyry copper targets in Arizona and New Mexico. Drill testing two of the three targets was undertaken in 2009 but no significant mineralisation was found and all three projects were dropped.

Empirical Discovery Agreement 2008

In January 2008, Entrée entered into a second agreement with Empirical to explore for and test porphyry copper targets in a specified area near Bisbee, Arizona.  Bisbee is located within a copper district that produced over 8 billion pounds of copper and 3 million ounces of gold in the last century. Entrée intends to use the proprietary geophysical interpretation techniques developed by the principals of Empirical to locate buried porphyry targets. The area of interest covers over 10,800 acres (4,370 hectares). Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totalling a minimum of US$1.9 million and issuing 150,000 Entrée Shares within five years of the anniversary of TSX acceptance of the agreement. If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for US$2 million.  An approximately nine line-kilometres test AMT survey budgeted at US$43,000 was completed in February 2009.

A $610,000 exploration program is proposed for 2010.  Work will include three lines of IP/resistivity designed to test the Dixie and Abbot targets, the possible northern extension of the Freeport McMoRan’s Cochise copper resource located 1.7 kilometres south of the Company’s land holdings.  Drill of three RC/diamond drill holes totalling 2,400 meteres to test magnetic anomalies interpreted as possible porphyry-style alteration and mineralization is also planned.

The 2007 Empirical agreement was amended in August, 2009 to include the 1,435 ha (3,545 acre) Oak Grove property, located approximately 45 km northeast of Lordsburg, New Mexico.  Work on the Oak Grove property is in the preliminary stages with no results currently available for release.

Lordsburg Property, New Mexico

The Lordsburg claims cover 2,013 ha (4,793 acres) adjacent to the historic Lordsburg copper-gold-silver district, New Mexico, USA.  The claims were originally acquired under the 2007 Empirical Discovery agreement.

Copper-gold mineralization at Lordsburg is associated with potassic alteration and sulphide-quartz veining in feldspar porphyry intrusives cutting andesitic volcanic rocks. Mineralization appears best developed in the contact zone between the porphyry and volcanics, where it is hosted in part by an intrusive breccia.

Entrée completed geophysical (IP and AMT), geological and geochemical surveys over the Lordsburg target in the first half of 2008 to test for buried porphyry-style mineralisation. Based on results from these surveys, four widely spaced diamond drill holes totalling 2,563 metres (8,405 feet) were completed to test the principal targets. Hole EGL-08-002 intersected 310 metres of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralisation up to 0.33% copper and 0.26 g/t gold. Complete results for EG-L-08-002 are listed in a news release dated 15 January 2009. No significant assays were returned for holes EG-L-001, EG-L-003 and EG-L-004.

Six additional drill holes were completed in 2009 and continued to successfully expand the mineralised zone. Significant copper and gold intervals were intersected in four of the six drill holes. One hole in particular, EG-L-09-012, returned potentially economic grades of 0.25% copper and 0.15 g/t gold (0.35% copper equivalent) over 94 metres. Furthermore, this same interval hosts a higher grade zone of 60 metres averaging 0.31% copper and 0.21 g/t gold (0.44% copper equivalent).

The Lordsburg property lies in an area of known copper porphyry deposits, several of which are past or current producers. Freeport-MacMoRan’s Safford, Tyrone and Morenci open-pit copper deposits are producing through SX/EW extraction methods from ore averaging 0.35%, 0.29% and 0.28% copper respectively.

Entrée is currently applying for additional drill permits for the 2010 field season. Any additional drilling will be directed towards expanding the existing drill defined copper and gold zone.

Yerington Properties (Blackjack and Roulette), Nevada

In August 2009 and September 2009, Entrée signed option agreements in respect of the Blackjack and Roulette properties: two large contiguous properties in the historic Yerington porphyry copper district.  Entrée’s strategy was to begin the acquisition of and eventual consolidation of key porphyry copper targets in this under-explored area known to host sizeable copper, molybdenum and gold resources, as exemplified not only at the historic Yerington mine and the Ann Mason deposit but at Nevada Copper’s Pumpkin Hollow deposit.  Exploration and drill programs for these properties have been planned for 2010.

Under the terms of an option agreement with HoneyBadger, Entrée may acquire up to an 80% interest in the Blackjack Property and certain other non-contiguous properties.  The Blackjack Property consists of 484 claims covering almost 10,000 acres (4,000 hectares) of prospective ground centered about eight miles (13 kilometres) west of the town of Yerington, Nevada.  Entrée may exercise its first option to acquire 51% after incurring minimum expenditures of US$900,000 in the first year of exploration and issuing 37,500 Entrée Shares and reimbursing HoneyBadger for up to $206,250 of expenditures previously incurred on the property.  If results from the initial exploration program are encouraging, Entrée may increase its interest by a further 29% (to 80% in total) by making payments of US$375,000 and issuing 375,000 Entrée shares within three years. Entrée has committed to carry HoneyBadger through the completion of 10,000 metres of drilling, including any done within the first year.

In September 2009, Entrée entered into an option agreement with Bronco Creek, a private exploration company subsequently purchased by Eurasian Minerals Inc., to acquire the Roulette Property.  The Roulette Property adjoins and is directly south of the Blackjack Property and consists of 214 claims covering over 1,760 hectares (4,350 acres).  Under the terms of the agreement with Bronco Creek, Entrée may acquire an 80% interest in the Roulette Property by incurring expenditures of US$1,000,000, making cash payments of US$140,000 and issuing 85,000 Entrée Shares within three years. The minimum expenditure required in the first year is US$300,000, along with cash payments totaling US$90,000 and issuance of 72,500 Entrée Shares.

A US$1.1 million geophysics (Induced Polarization - “IP”) and drilling program has been approved for the Blackjack property.  The planned drilling consists of 7 holes totalling approximately 2,800 m that will mainly test soil geochemical and IP targets extending west from PacMag’s Blue Hills target area onto the Blackjack property.  The Blue Hills copper oxide prospect straddles the PacMag and HoneyBadger property boundary immediately to the northwest of Ann Mason. PacMag has returned drill intercepts of 73.2 metres at 0.57% copper equivalent and 100.6 metres at 0.41% copper equivalent from this area. Exploration is expected to commence in the second quarter 2010.

On the Roulette property, a US$0.61 million budget has been approved for drill testing of geological, soil geochemical and geophysical (magnetic) anomalies.  Up to four drill holes totalling approximately 2,700 m are proposed.

China

Huaixi

In November 2007, Entree entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences, totalling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.

Entrée has agreed to spend $3 million to fund exploration activities on the licences over a four year period.  After Entrée has expended $3 million, the Company will have earned a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project.

The licences cover a large area of argillic and advanced argillic alteration with peripheral, small scale, past-producing copper-gold and pyrite mines. As the area has not been extensively drill-tested to depth or explored using deep-penetrating geophysical techniques, it is believed to offer excellent potential for buried copper deposits. In addition, the geology of the Huaixi area is interpreted to be similar to that of the upper levels of alteration systems associated with a number of porphyry copper deposits elsewhere in the world.

Entrée’s exploration to date has been successful in outlining a 7 kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature.  This was done primarily through extensive soil and stream sediment sampling in 2008 and followed up with magnetic and IP geophysical surveys.

A six-hole, 2,660 metre drill program to test geochemical and geophysical anomalies commenced early in November 2009 and was completed in January 2010.  Base metal mineralization was intersected in two of the six holes and defines a broad 200 metre wide, probable northwest-trending zone with cariable Cu-Pb-Zn±Ag±Au mineralization within altered felsic volcanic rocks.  Best results in HX-09-005 include:  7 metres averaging 0.15% Cu and 5.6 g/t Ag including 1 metre of 0.12% Cu, 33.9 g/t Ag and 0.42 g/t Au and best results in HX-09-003 include:  1 metre of 0.40% Cu, 19g/t Ag and 0.05 g/t Au and 0.01% Cu, 3.5 g/t Ag, 0.01 g/t Au and 0.21 Pb±Zn.  Other drill holes intersected scatter porphyry style copper mineralization with weak metal values.
.

Canada

Crystal Property

Entrée reached an agreement with Taiga Consultants Ltd. in September 2009 to acquire the Crystal Property, located approximately 50 kilometres southwest of Vanderhoof, British Columbia. The Crystal Property comprises fourteen contiguous claims covering almost 6,450 hectares.  Entrée may acquire a 100% interest, subject to a 1% NSR royalty, in the Crystal Property after completing US$500,000 in exploration expenditures by 31 December 2010.  The Crystal Property is an early stage molybdenum-copper property that covers a sizeable, strong copper and molybdenum lake sediment geochemical anomaly. The anomaly lies in a region of known molybdenum deposits, including Thompson Creek’s Endako Mine. A short prospecting and sampling program was completed in October 2009 however, work was restricted due to very limited outcrop.

RISK FACTORS

As stated on page 3, this AIF contains forward-looking statements, and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business. Actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this AIF.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in our common stock involves a number of very significant risks.  You should carefully consider the following risks and uncertainties in addition to other information in this AIF in evaluating our Company and our business before purchasing shares of our Company's common stock.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  The risks described below are not the only ones facing our Company.  Additional risks not presently known to us may also impair our business operations.  You could lose all or part of your investment due to any of these risks.

Risks Resulting From The Close Connection Between Ivanhoe Mines’ Oyu Tolgoi Project And The Company’s Lookout Hill Property.

As a result of the close connection between Ivanhoe Mines’ Oyu Tolgoi Project and the Entrée-Ivanhoe Joint Venture, certain risk factors associated with Ivanhoe Mines are also applicable to Entrée and may adversely affect Entrée, including the following.

The Hugo Dummett Deposit Mineral Resources do not have demonstrated economic viability and the feasibility of mining has not been established.

A substantial portion of the Mineral Resources identified to date on the Oyu Tolgoi Project are not Mineral Reserves and do not yet have demonstrated economic viability. There can be no assurance that some or all of these Mineral Resources will be upgraded to Mineral Reserves. With the exception of the Southern Oyu Deposits, the feasibility of mining from the Oyu Tolgoi Project has not been, and may never be, established. There is a degree of uncertainty attributable to the estimation of Mineral Reserves, Mineral Resources and corresponding grades being mined or dedicated to future production. Until Mineral Reserves or Mineral Resources are actually mined and processed, the quantity of Mineral Reserves or Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Reserves or Mineral Resources may vary depending on the prevailing metals market. Any material change in the quantity of its Mineral Reserves, Mineral Resources, grades or stripping ratio may affect the economic viability of a particular property. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The actual cost of developing the Oyu Tolgoi Project may differ significantly from Ivanhoe Mines’ estimates and involve unexpected problems or delays.

The estimates regarding the development and operation of the Oyu Tolgoi Project are summarised in Ivanhoe Mines’ Integrated Development Plan (“IDP05”). This plan is expected to be updated in the near future, but the release date is unknown.  IDP05 establishes estimates of reserves and resources and operating costs and projects economic returns. These estimates are based, in part, on assumptions about future metal prices. The IDP05 derives estimates of average cash operating costs based upon, among other things: anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed; anticipated recovery rates of copper and gold from the ore; cash operating costs of comparable facilities and equipment; and anticipated climatic conditions. Actual operating costs, production and economic returns may differ significantly from those anticipated by the IDP and future development reports. There are also a number of uncertainties inherent in the development and construction of any new mine including the Oyu Tolgoi Project. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, power, water and transportation; the availability and cost of appropriate smelting and refining arrangements; the need to obtain necessary environmental and other government permits, and the timing of those permits; and the availability of funds to finance construction and development activities. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that Ivanhoe Mines’ future development activities will result in profitable mining operations.

Lack of infrastructure in proximity to the material properties could adversely affect mining feasibility.

The Oyu Tolgoi Project is located in an extremely remote area, which currently lacks basic infrastructure, including sources of electric power, water, housing, food and transport, necessary to develop and operate a major mining project. While Ivanhoe Mines has established the limited infrastructure necessary to conduct its current exploration and development activities, substantially greater sources of power, water, physical plant and transport infrastructure in the area will need to be established before Ivanhoe Mines can conduct mining operations. Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and necessary approvals from national and regional governments, none of which can be assured.

Risks Associated With Mining

Entrée’s properties are in the exploration and development stages.  There is no assurance that Entrée can establish the existence of any Mineral Reserves on any of its properties in commercially exploitable quantities.

Despite exploration work on Entrée’s mineral properties, Entrée has not established that any of them contain any Mineral Reserves, nor can there be any assurance that Entrée will be able to do so.  Until Entrée can do so, it cannot earn any revenues from operations and if it does not do so it will lose all of the funds that it has expended on exploration.  If it does not discover any Mineral Reserve in a commercially exploitable quantity, Entrée’s business may fail.

The probability of an individual prospect ever having a Mineral Reserve that meets the requirements of the definition is extremely remote.  In all probability its mineral resource property does not contain any Mineral Reserve and any funds that Entrée spend on exploration will probably be lost.

Even if Entrée does eventually discover a Mineral Reserve on one or more of its properties, there can be no assurance that Entrée will be able to develop its properties into producing mines and extract those Mineral Reserves.  Both mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The commercial viability of an established mineral deposit will depend on a number of factors including, for example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices.  Most of these factors will be beyond Entrée’s control, and any of them could increase costs and make extraction of any identified Mineral Reserve unprofitable.

The expiry date of the Togoot Exploration Licence was 30 March 2010.

The expiry date of the Togoot exploration licence was March 30, 2010.  In order to be granted a mining licence the holder must demonstrate, among other things, that the subject property contains reserves and resources. Entrée worked with a Mongolian consulting team to prepare a resource estimate for the Nomkhon Bohr deposit in support of making a mining licence application.  Entree submitted the mining licence application to MRAM prior to the licence expiry date, as required by law.  The Minerals Resource Council (which reports to MRAM) has yet to set a meeting date to review and approve the resource estimate.  This meeting must occur before the mining licence application process can be completed and a mining licence can be granted.  There is no guarantee that the licence will be converted to a mining licence.

Mineral operations are subject to applicable law and government regulation.  Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource.  If we cannot exploit any mineral resource that we might discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that Entrée will be able to obtain or maintain any of the permits required for the continued exploration of its mineral properties or for the construction and operation of a mine on its properties at economically viable costs.  If Entrée cannot accomplish these objectives, its business could fail.

Entrée believes that it is in compliance with all material laws and regulations that currently apply to its activities but there can be no assurance that Entrée can continue to do so.  Current laws and regulations could be amended and Entrée might not be able to comply with them, as amended.  Further, there can be no assurance that Entrée will be able to obtain or maintain all permits necessary for its future operations, or that it will be able to obtain them on reasonable terms.  To the extent such approvals are required and are not obtained, Entrée may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.

Environmental hazards unknown to Entrée which have been caused by previous or existing owners or operators of the properties may exist on the properties in which Entrée holds an interest.  More specifically, Entrée is required to deposit 50% of its proposed reclamation budget with the local Soum Governors office (a soum is the local Mongolian equivalent of a township or district) which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded. Even if Entrée relinquishes its licenses, Entrée will still remain responsible for any required reclamation.

In the US, exploration companies are required to apply to federal and state authorities for a work permit that specifically details the proposed work program.  A reclamation bond based on the amount of surface disturbance may be requested prior to the issuance of the appropriate permit.

If Entrée establishes the existence of a Mineral Reserve on any of its properties in a commercially exploitable quantity, Entrée will require additional capital and may need to acquire additional lands in order to develop the property into a producing mine.  If Entrée cannot raise this additional capital or acquire additional lands, Entrée will not be able to exploit the resource, and its business could fail.

If Entrée does discover Mineral Reserves in commercially exploitable quantities on any of its properties, Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis.  If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail.

Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée’s properties.  There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Mineral exploration and development is subject to extraordinary operating risks. Entrée does not currently insure against these risks.  In the event of a cave-in or similar occurrence, its liability may exceed its resources, which would have an adverse impact on Entrée.

Mineral exploration, development and production involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Entrée’s operations will be subject to all the hazards and risks inherent in the exploration, development and production of resources, including liability for pollution, cave-ins or similar hazards against which Entrée cannot insure or against which Entrée may elect not to insure.  Any such event could result in work stoppages and damage to property, including damage to the environment.  Entrée does not currently maintain any insurance coverage against these operating hazards.  The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Entrée.

Climatic Conditions can affect operations.

Mongolia's weather varies to the extremes, with summer temperatures ranging up to 35° Celsius or more to winter lows of minus 31° Celsius. Such adverse conditions often preclude normal work patterns and can severely limit exploration and mining operations, usually making work difficult from November through to March.  Although good project planning can ameliorate these factors, unseasonable weather can upset programs with resultant additional costs and delays.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Entrée expects to derive revenues, if any, from the extraction and sale of precious and base metals such as gold, silver, molybdenum, and copper.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. Mongolian law requires the sale or export of gold mined in Mongolia to be made through the Central Bank of Mongolia and/or other authorised entities at world market prices. The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of its exploration projects, cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that Entrée will continue to be successful in acquiring mineral claims.  If Entrée cannot continue to acquire properties to explore for Mineral Resources, Entrée may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated.  Entrée competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them.  While Entrée competes with other exploration companies in the effort to locate and license mineral resource properties, Entrée does not compete with them for the removal or sale of mineral products from its properties if Entrée should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist worldwide for the sale of gold and other mineral products.  Therefore, Entrée will likely be able to sell any gold or mineral products that Entrée identifies and produces.

Entrée competes with many companies possessing greater financial resources and technical facilities.  This competition could adversely affect its ability to acquire suitable prospects for exploration in the future.  Accordingly, there can be no assurance that Entrée will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Entrée’s title to its resource properties may be challenged by third parties or the licences that permit Entrée to explore its properties may expire if Entrée fails to timely renew them and pay the required fees.

Entrée has investigated the status of its title to the Shivee Tolgoi and Javhlant mining licenses and the Togoot exploration license and Entrée is satisfied that the title to these licenses is properly registered in the name of Entrée LLC, in the case of Shivee Tolgoi and Javhlant, and Entrée Resources LLC in the case of Togoot, and that these licenses are currently in good standing.

Entrée cannot guarantee that the rights to explore its properties will not be revoked or altered to its detriment.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.  Should such a challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of its mining license register. Entrée is not aware of challenges to the location or area of any of the mining concessions and mining claims.  There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future.  The total estimated annual fees in order to maintain the licenses in good standing are approximately C$2.7 million if all of Togoot is converted to a mining licence in 2010.  Approximately C$478,000 of the total is recoverable from the Entrée-Ivanhoe Joint Venture. If Entrée fails to pay the appropriate annual fees or if Entrée fails to timely apply for renewal, then these licenses may expire or be forfeit.

Development of the property that is subject to the Entrée-Ivanhoe Joint Venture may be delayed by Ivanhoe Mines in favour of development of the Oyu Tolgoi Project.

Ivanhoe Mines has earned between a 70 and 80% interest in the Joint Venture Property, depending on the depth at which minerals are extracted. Ivanhoe Mines has effective control of the development of both the Oyu Tolgoi Project, which it owns outright, and the Joint Venture Property, in which Entrée will maintain an interest.  The development of the Joint Venture Property may be adversely affected if Ivanhoe Mines decides to delay or reduce such development in favour of the immediate or complete development of the Oyu Tolgoi Project.

Entrée’s ability to carry on business in Mongolia is subject to political and economic risk.

Entrée holds its interest in its Mongolian exploration properties through mining and exploration licences that enable it to conduct mining operations or development and exploration activities. Notwithstanding these arrangements, Entrée’s ability to conduct mining operations or exploration and development activities is subject to changes in legislation or government regulations or shifts in political attitudes beyond Entrée’s control. Government policy may change to discourage foreign investment, nationalisation of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Entrée’s assets will not be subject to nationalisation, requisition or confiscation, whether legitimate or not, by any authority or body. There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the value of Entrée’s original investment. Similarly, Entrée’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mining and exploration licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

Entrée’s business in Mongolia may be subject to legal risk.

Mongolia transitioned from state socialism and a planned economy to parliamentary democracy and a free market economy.  Much progress has been made in this transition, but much remains to be done, particularly with respect to the rule of law.  The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs.  As a result, there may be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its interests in Mongolia, or the underlying legislation upon which those interests are based.  Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary or unfair manner, while legal remedies may be uncertain, delayed or unavailable.  For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia, government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace.   While Entrée believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Recent and future amendments to Mongolian laws could adversely affect Entrée’s mining rights or make it more difficult or expensive to develop the project and carry out mining.

In 2009, the Mongolian parliament implemented revisions to four key laws to facilitate completion of negotiations regarding the Investment Agreement. These revisions continue to preserve the substance of the original Minerals Law, which was drafted in 1997 with the assistance of Western legal experts and is widely regarded as progressive, internally consistent and effective legislation.  Some of the revisions made since 1997 have increased the potential for political interference and weakened the rights of mineral holders in Mongolia but changes made in 2009 have eased some of these concerns. A number of the provisions will require further clarification from the Government about the manner in which the Government intends to interpret and apply the relevant law, which could have a significant effect on Entrée’s Mongolian properties. The Mongolian government has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they become law or official government policy. The Oyu Tolgoi Project (and with it the Hugo North Extension and the Heruga deposit on the Entrée-Ivanhoe Joint Venture) has a high profile among the citizens of Mongolia and, as a burgeoning democracy, Mongolia has demonstrated a degree of political volatility in the past. Accordingly, until these issues are addressed and clarified, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to the interest of Ivanhoe Mines or Entrée or that impair Ivanhoe Mines’ ability to develop and operate the Oyu Tolgoi Project on the basis presently contemplated.

Entrée may be unable to enforce its legal rights in certain circumstances.

In the event of a dispute arising at or in respect of, Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Entrée may experience difficulties with its joint venture partners.

Ivanhoe Mines has earned an interest in the Joint Venture Property from Entrée.  Ivanhoe Mines and Entrée have formed a joint venture and Ivanhoe Mines has effective control of the development of the Joint Venture Property.

Entrée is not presently a party to the Investment Agreement.  Although Ivanhoe Mines has agreed under the terms of an equity participation and earn-in agreement dated 15 October 2004, between Ivanhoe Mines and Entrée, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement, unless and until Entrée becomes a party to the Investment Agreement or otherwise receives confirmation from the Government of Mongolia, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable.  In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-Ivanhoe Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-Ivanhoe Joint Venture or the scope of the lands to be covered by the Investment Agreement.

Entrée may in the future enter into additional joint ventures in respect of other properties with third parties.  Entrée is subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters.  These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition.

Risks Related To Our Company

Entrée has a limited operating history on which to base an evaluation of its business and prospects.

Although Entrée has been in the business of exploring mineral resource properties since 1995, Entrée has not yet located any Mineral Reserves.  As a result, Entrée has never had any revenues from its operations.  In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties and this does not provide a meaningful basis for an evaluation of its prospects if Entrée ever determines that it has a Mineral Reserve and commences the construction and operation of a mine.  Entrée has limited ability to evaluate the likelihood of whether its mineral properties contain any Mineral Reserve or, if they do that Entrée will be able to build or operate a mine successfully.  Entrée anticipates that it will continue to incur operating costs without realising any revenues during the period when Entrée is exploring its properties.  During the twelve months ending 31 December 2010, Entrée expect to spend approximately C$12 million on the maintenance and exploration of its mineral properties and the operation of Entrée.  Entrée therefore expects to continue to incur significant losses into the foreseeable future.  Entrée recognises that if it is unable to generate significant revenues from mining operations and any dispositions of its properties, Entrée will not be able to earn profits or continue operations.  At this early stage of its operation, Entrée also expects to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start-up stage of their business development.  Entrée cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition.  There is no history upon which to base any assumption as to the likelihood that Entrée will prove successful and Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

The fact that Entrée has not earned any operating revenues since its incorporation raises substantial doubt about its ability to continue to explore its mineral properties as a going concern.

Entrée has not generated any revenue from operations since its incorporation and Entrée  anticipates that it will continue to incur operating expenses without revenues unless and until it is able to identify a Mineral Reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine. As at 30 September 2009, Entrée had working capital of approximately C$43 million.  Entrée estimates its average monthly operating expenses to be approximately C$1 million, including exploration, general and administrative expenses and investor relations expenses.  As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months.  If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources.  As Entrée cannot assure a lender that Entrée will be able to successfully explore and develop its mineral properties, Entrée will probably find it difficult to raise debt financing.  Entrée has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.  If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, Entrée may be forced to delay, scale back, or eliminate its exploration activities.  If any of these actions occurs, there is a substantial risk that Entrée’s business could fail.

Current global financial conditions may adversely impact operations and the value and price of the Entrée Shares.

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  These factors may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée.  If these increased levels of volatility and market turmoil continue, Entrée’s operations could be adversely impacted and the value and the price of the Entrée Shares could be adversely affected.

As a result of their existing shareholdings and pre-emptive rights, Ivanhoe Mines and Rio Tinto each have the ability to significantly influence Entrée’s business and affairs.

The shareholding of each of Ivanhoe Mines and Rio Tinto in Entrée together with the right of Rio Tinto to maintain its shareholding with its pre-emptive right, give each of Ivanhoe Mines and Rio Tinto the voting power to significantly influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Ivanhoe Mines has operational control over the Entrée-Ivanhoe Joint Venture Property. Ivanhoe Mines also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Lookout Hill West which is not subject to the Entrée-Ivanhoe Joint Venture. The share position in Entrée of each of Ivanhoe Mines and Rio Tinto and the other rights of each may have the effect of delaying, deterring or preventing a transaction involving a change of control of Entrée in favour of a third party that otherwise could result in a premium in the market price of the Entrée Shares in the future.

Entrée’s Articles and indemnity agreements between Entrée and some of its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

Entrée’s Articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of Entrée’s other officers or directors or for any other loss, damage or expense incurred by Entrée which shall happen in the execution of the duties of such officers or directors, as do indemnity agreements between Entrée and some of its officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against Entrée’s officers and directors and may discourage or deter Entrée Shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and its shareholders.

Investors' interests in Entrée will be diluted and investors may suffer dilution in their net book value per Entrée Share if Entrée issues employee/director/consultant options or if Entrée issues additional Entrée Shares to finance its operations.

Entrée has not ever generated revenue from operations.  Entrée is currently without a source of revenue and will most likely be required to issue additional Entrée Shares to finance its operations and, depending on the outcome of its exploration programs, may issue additional Entrée Shares to finance additional exploration programs of any or all of its projects or to acquire additional properties.  Entrée may also in the future grant to some or all of its directors, officers, consultants, and employees options to purchase Entrée Shares as non-cash incentives to those persons.  Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX and its stock option plan, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional Entrée Shares will, cause its existing shareholders to experience dilution of their ownership interests.

If Entrée issues additional Entrée Shares or decides to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors' interests in Entrée will be diluted and investors may suffer dilution in their net book value per Entrée Share depending on the price at which such securities are sold.  As at 31 December 2009 Entrée had outstanding options exercisable into 10,907,800 Entrée Shares which, if exercised and upon completion of the Schemes, would represent approximately [11.2]% of its issued and outstanding shares.  If all of these warrants and options are exercised and the underlying shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of Entrée Shares.

Earnings and Dividend Record.

Entrée has no earnings or dividend record. Entrée has not paid dividends on the Entrée Shares since incorporation and do not anticipate doing so in the foreseeable future.  Entrée does not generate any cash flow from operations and does not expect to do so in the foreseeable future.

Conflicts of Interest.

Certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.  Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.  In determining whether or not Entrée will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Entrée may be exposed and its financial position at that time.

Dependence on Key Management Employees.

The nature of its business, its ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel.  Its development now and in the future will depend on the efforts of key management figures, such as Gregory Crowe and Robert Cann.  The loss of any of these key people could have a material adverse effect on Entrée’s business. Entrée does not currently maintain key-man life insurance on any of its key employees.

Limited Ability to Hedge or Engage in Forward Sales.

While Mongolian law allows a company, by various applications and processes, to export and sell its own gold production, in practice, this is a difficult matter, with the result that Entrée will have limited ability to engage in forward sales of, or to hedge, any future gold production.

Fluctuations in Currency Exchange Rates.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact Entrée’s financial position and results. Entrée faces risks associated with fluctuations in Canadian, U.S., Chinese, Australian, and Mongolian currencies.

Risk Associated With Our Common Stock

Because Entrée does not intend to pay any dividends on the Entrée Shares, investors seeking dividend income or liquidity should not purchase Entrée Shares.

Entrée does not currently anticipate declaring and paying dividends to its shareholders in the near future.  Entrée’s current intention is to apply net earnings, if any, in the foreseeable future to increase its working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase Entrée Shares.   Entrée currently has no revenue and a history of losses, so there can be no assurance that Entrée will ever have sufficient earnings to declare and pay dividends to the holders of Entrée Shares, and in any event, a decision to declare and pay dividends is at the sole discretion of the Entrée Board, which currently does not intend to pay any dividends on Entrée Shares for the foreseeable future.

Entrée believes that it was a passive foreign investment company during 2009, which may have a material effect on U.S. holders.

Entrée believes it was a “passive foreign investment company” (“PFIC”) during the year ended 31 December 2009 and may be a PFIC for subsequent tax years, which may have a material effect on U.S. Shareholders (“US Holders”).  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat Entrée as a “qualified electing fund” or “QEF” under Section 1295 of the Code (“QEF Election”) or a mark-to-market election under Section 1296 of the Code (“Mark-to-Market Election”).  Upon written request by a U.S. Holder, Entrée will make available the information necessary for such U.S. Holder to make QEF Elections with respect to Entrée. Additional adverse rules would apply to U.S. Holders for any year Entrée is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC.

DIVIDENDS

We have not declared any dividends on our common stock since the inception of our Company on July 19, 1995.  There is no restriction in our Articles that will limit our ability to pay dividends on our common stock.  However, we do not anticipate declaring and paying dividends to our shareholders in the near future.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value, of which 97,482,314 are issued and outstanding at March 31, 2010. Each common share is entitled to one vote. All common shares of the Company rank equally as to dividends, voting power and participation in assets. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to modification, amendments or variation of such rights or such provisions are contained in the British Columbia Business Corporations Act and the Company’s Articles.

MARKET FOR SECURITIES

Our common shares were traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006 we began trading on the Toronto Stock Exchange.  Our symbol is "ETG" and our CUSIP number is 29383-100.  Our common shares are also traded on the NYSE Amex, formerly the American Stock Exchange, under the symbol EGI and on the Frankfurt Stock Exchange under the symbol EKA (WKN:121411).

Trading history

The following quotations reflect the high, low and closing bids, volume and number of trades on the Toronto Stock Exchange for the Company’s common shares for each of the most recently completed financial year, starting with the most recent month:

Name of Market:  Toronto Stock Exchange (CDN$)

Month	High	Low	Close	Volume
December 2009	2.69	2.34	2.55	1,842,100
November 2009	2.93	2.46	2.59	2,333,300
October 2009	3.40	2.45	2.63	4,227,300
September 2009	3.18	2.11	3.05	3,865,900
August 2009	2.65	1.32	2.38	3,871,100
July 2009	1.78	1.26	1.36	6,004,700
June 2009	1.35	1.02	1.16	1,843,600
May 2009	1.48	1.05	1.29	1,265,900
April 2009	1.70	1.23	1.26	1,572,100
March 2009	1.60	1.12	1.60	2,513,100
February 2009	1.60	0.91	1.20	2,734,600
January 2009	1.41	0.98	1.04	1,192,500

The price of the Company’s common shares as reported by the Toronto Stock Exchange at the close of the business on December 31, 2009 was C$2.55 per share and on March 31, 2010 was C$2.92 per share.

Our common shares are issued in registered form.  Computershare Investor Services is the registrar and transfer agent for our common shares.

On March 31, 2010 the shareholders' list for our common shares showed 28 registered shareholders and 97,482,314 common shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options.  During the most recently completed financial year, stock options to purchase an aggregate 3,622,500 common shares were granted. The following table outlines the details of each grant:

Number of Options	Exercise Price (CDN$)	Grant Date
50,000	1.07	January 8, 2009
1,730,000	1.32	February 12, 2009
1,842,500	2.60	December 22, 2009

ESCROWED SECURITIES

There were no escrowed securities at December 31, 2009.

DIRECTORS AND OFFICERS

The Company’s current Board of Directors consists of six directors.  The term of office for each director expires at the annual general meeting subsequent to that at which he or she was elected. The following is a brief account of the education and business experience of each director and executive officer during the last five years, indicating each person’s principal occupation during the period, and the name and principal business of the organization by which he was employed or with which he is/was involved as an officer, director or beneficial owner of securities with more than a 10% voting position.

Gregory G. Crowe, President, Chief Executive Officer and Director

Mr. Crowe has been a director and President of the Company since July 3, 2002 and has been Chief Executive Officer of the Company since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies.  Mr. Crowe is currently a director of Acrex Ventures Ltd.

Mr. Crowe is a professional geologist with more than 25 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia.  Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited.  Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Prospectors and Developers Association of Canada.

Mark H. Bailey, Director

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is an exploration geologist with more than 34 years of industry experience.  Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company whose shares are listed for trading on the Toronto Stock Exchange and the NYSE Amex.  Minefinders has discovered more than 4 million ounces of gold and 165 million ounces of silver over the past six years and recently put the Dolores Mine in Mexico into production.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is a highly respected industry veteran, renowned for his technical competence and strong ability to maximize exploration programs and budgets. Mr. Bailey is also currently a director of Minefinders, Dynasty Metals & Mining Inc. and Northern Lion Gold Corp.

Lindsay R. Bottomer, Vice-President, Corporate Development and Director

Mr. Bottomer has been a director of the Company since June 28, 2002 and became Vice-President, Corporate Development on October 16, 2005.

Mr. Bottomer is a professional geologist with more than 37 years experience in global mineral exploration and development with major and junior mining companies, the last 21 years based in Vancouver, BC.  Currently, he is Vice-President, Corporate Development with Entrée Gold Inc.  He was formerly President and Chief Executive Officer of Silver Quest Resources Ltd., a public company focused on gold and silver exploration in Canada. Mr. Bottomer has also served as Vice-President Exploration with IMA Exploration Inc., Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.  Mr. Bottomer is also currently a director of Alita Resources Ltd., Astorius Resources Ltd., BCM Resources Corporation, Richfield Ventures Corp., Rochester Resources Ltd., and Yale Resources Ltd.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University.  Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Australasian Institute of Mining and Metallurgy. He is also Past President of the British Columbia and Yukon Chamber of Mines and served for six years from 2002 to 2008 as an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

James L. Harris, Chairman and Director

Mr. Harris has been a director of the Company since January 29, 2003 and was appointed non-executive Chairman on March 15, 2006.

Mr. Harris is a corporate, securities and business lawyer with over 30 years experience in British Columbia and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Clients have included public companies listed on the TSX Venture Exchange, the Toronto Stock Exchange, the OTC Bulletin Board and NASDAQ.  Involved in a number of professional and community activities, Mr. Harris has been an instructor at the Professional Legal Training Course for articling students sponsored by the Law Society of British Columbia on the subject of corporate and securities law.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the Vancouver Stock Exchange.  Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute-certified Director. Mr. Harris has also completed a graduate course in business at the London School of Economics.

Peter G. Meredith, Director

Mr. Meredith has been a director of the Company since November 24, 2004.  He was nominated by Ivanhoe Mines as its representative on the Company’s Board, as per the terms of an Equity Participation and Earn-in Agreement effective November 9, 2004, between the Company and Ivanhoe Mines.

Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations. Mr. Meredith is Ivanhoe Mines' deputy chairman, overseeing the company's business development and corporate relations. Mr. Meredith joined the Ivanhoe Group in 1996 and was chief financial officer of Ivanhoe Mines prior to his appointment as deputy chairman. He is Chairman of SouthGobi Energy Resources. Mr. Meredith is also currently a director of Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., and Ivanhoe Australia Ltd.

Prior to joining Ivanhoe, Mr. Meredith, a Chartered Accountant and a Certified Management Accountant, was a partner and director of Deloitte & Touche, one of the largest accounting and management consulting firms in the world. Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance. He is also a member of the Canadian Institute of Chartered Accountants.

Michael Howard, Deputy Chairman and Director

Mr. Howard has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.

Mr. Howard, the former leader of the Conservative Party in Britain and a distinguished lawyer, has filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment. Since leaving office he was Shadow Foreign Secretary and then Shadow Chancellor. He remains a Member of Parliament until the next election.

Since 2005, Mr. Howard has been appointed to a number of corporate boards and is currently Chairman of Northern Racing Limited and Luup Ltd. and director of  Helphire plc.

Hamish Malkin, Chief Financial Officer

Mr. Malkin has been Chief Financial Officer of the Company since July 16, 2003 and was Corporate Secretary from August 7, 2003 to May 1, 2006. Mr. Malkin is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.  Prior to joining Entree, Mr. Malkin held senior financial positions in the mining, entertainment and commercial real estate industries.

Robert M. Cann, Vice-President, Exploration

Mr. Cann has been the Company’s Exploration Manager since July, 2002 and was appointed to the position of Vice-President, Exploration on August 11, 2005.

Mr. Cann has been in charge of the startup and management of all of the Company’s support operations and exploration projects in Mongolia since July, 2002.  He has extensive experience in project management, geological consulting and office management.  Prior to joining the Company, Mr. Cann was Exploration Manager for Spokane/Sand River Resources in Chihuahua, Mexico, from 1999 to 2000.  From 1995 through 1999, Mr. Cann worked as an independent consulting geologist for various companies contemplating property acquisitions in Honduras, Mexico, Peru and Nevada. Mr. Cann holds a Master of Science degree in Economic Geology from the University of British Columbia and is a member of the Association of Professional Engineers and Geoscientists of British Columbia - P. Geo., the Canadian Institute of Mining and Metallurgy (CIMM) and the Society of Economic Geologists.

Mona M. Forster, Vice President, Corporate Affairs and Corporate Secretary

Ms. Forster joined the Company as Business Manager in October 2003, was appointed Corporate Secretary in May 2006 and appointed Vice President on November 28, 2007.

Ms. Forster has over 20 years of experience in administration and management, primarily in the mining industry.  She holds an MBA from Simon Fraser University and is currently an elected director and Vice-Chair of the Association for Mineral Exploration British Columbia.  She is also an appointed member of the BC Mineral Exploration and Mining Labour Market Task Force, a government-industry task force struck in 2007 to address the need for skilled and qualified workers within the mining industry in BC.

The table below sets out further particulars (stated as of December 31, 2009) required to be disclosed in this item:

Name and municipality of residence	No. of common shares beneficially owned, directly or indirectly, or controlled(2).	No. of securities held on a fully-diluted basis(1)
Gregory Crowe Bowen Island, British Columbia, Canada	1,427,406	Shares: 1,427,406 Warrants: 0 Stock options:1,100,000 Total: 2,527,406
Mark H. Bailey Bellingham, Washington, U.S.A.	467,922	Shares: 467,922 Warrants: 0 Stock options:980,000 Total: 1,447,922
Lindsay Richard Bottomer North Vancouver, British Columbia, Canada	423,957	Shares: 423,957 Warrants: 0 Stock options:990,000 Total: 1,413,957
James L. Harris West Vancouver, British Columbia, Canada	274,000	Shares: 274,000 Warrants: 0 Stock options:1,010,000 Total: 1,284,000
Peter Meredith Vancouver, British Columbia, Canada	Nil	Shares: 0 Warrants: 0 Stock options:855,000 Total: 855,000
Michael Howard London, UK	103,000	Shares: 103,000 Warrants: 0 Stock options:1,010,000 Total: 1,113,000
Hamish Malkin Bowen Island, British Columbia, Canada	35,664	Shares: 35,664 Warrants 0 Stock options640,000 Total: 675,664
Robert M. Cann Nanaimo, British Columbia Canada	95,197	Shares: 95,197 Warrants: 0 Stock options:715,000 Total: 810,197
Mona M. Forster Vancouver, British Columbia Canada	89,486	Shares: 89,486 Warrants: 0 Stock options:685,000 Total: 774,486

(1)	As at December 31, 2009.
(2)
Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

To the best of the Company’s knowledge as at March 31, 2010, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 2,880,968 common shares (not including common shares issuable upon exercise of stock options) representing 2.3% of the then outstanding common shares.

Standing Committees of the Board of Directors

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee (which replaces the Nominating Committee) and the Technical Committee.

Audit Committee

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members.  The members of the Audit Committee are Mark Bailey, Michael Howard and Peter G. Meredith (chairman). All members of the Audit Committee are financially literate. Relevant education and experience for members of the Audit Committee is listed under their profiles on Pages 44-46.

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and news releases with respect to the Company’s financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

Audit Fees	2009	2008
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect of quarterly filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and US securities filings.	$122,189	$192,775
Audit Related Fees
Tax Fees	23,703	31,478
Tax compliance, taxation advice and tax planning for international operations.	-	-
All other fees	-	-
	$145,892	$224,253

Compensation Committee

The Compensation Committee is comprised of three members of the Board: Michael Howard (chairman), Mark Bailey and Peter G. Meredith.

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board of Directors to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are Michael Howard, James L. Harris (chairman) and Peter G. Meredith.

Technical Committee

The Technical Committee consists of Mark Bailey, Lindsay Bottomer and Gregory Crowe, each of whom is a professional geologist.  Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Vice-President, Corporate Development of the Company, is an independent director.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board of Directors itself) during intervals between meetings of the Board of Directors pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

Certain of our officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any of our projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.  In determining whether or not we will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

PROMOTERS

Not applicable

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Not applicable

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Not applicable

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services at its offices in Vancouver and Toronto is both the transfer agent and registrar for the Company.  Their address is 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3G9, Telephone:  (604) 689-9853, Facsimile: (604) 689-8144.

MATERIAL CONTRACTS

1.	Scheme Implementation Agreement effective November 28, 2009 between Entree Gold Inc. and PacMag Metals Limited

Under a Scheme Implementation Agreement dated November 28, 2009 between Entrée and PacMag Metals Limited (“PacMag”), Entree and PacMag have agreed to implement has Australian Schemes of Arrangement under which Entrée will acquire all of the issued shares and options of PacMag.   The consideration payable by Entrée for each PacMag share will consist of 0.01018 Entree Shares and C$0.0415 per PacMag Share.  Similar consideration will be payable for each PacMag option as detailed in the Scheme Implementation Agreement.  Entrée expects the aggregate consideration payable by Entrée for all of the PacMag shares and options will be approximately 15 million Entrée Shares and C$6,343,500.   Closing of the Schemes of Arrangement are subject to a number of customary conditions, including an independent expert’s report concluding that the Share Scheme is in the best interest of PacMag shareholders and that the Option Scheme is in the best interests of Scheme Optionholders, receipt of required approval from regulators and Australian court approvals, as well as approval by PacMag shareholders of the Share Scheme and Scheme Optionholders of the Option Scheme. The Scheme Implementation Agreement also contains provision for payment by either party to the other party in certain circumstances of a break fee of C$350,000.  The Scheme Implementation Agreement also provides that the maximum liability of either party to the other party in connection with the Scheme Implementation Agreement is C$350,000.

2.	Joint Venture Agreement deemed effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK

Pursuant to the Equity Participation and Earn-In Agreement dated October 15, 2004, as amended on November 9, 2004 and assigned on March 15, 2005 (the “Earn-In Agreement”), a joint venture was deemed to be formed on June 30, 2008 and the parties were required to enter into a joint venture agreement in the form attached to the Earn-In Agreement as Appendix A (the “Joint Venture Agreement”).  Upon entering into the Joint Venture Agreement, the Earn-in Agreement terminated, except for certain parts which expressly survived the termination.

The Joint Venture Agreement governs the parties’ activities on the Entrée-Ivanhoe Project Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Entrée-Ivanhoe Project Property.  The term of the Joint Venture Agreement is 20 years and for so long thereafter as the parties are engaged in activities on the Entrée-Ivanhoe Project Property.

The Joint Venture Agreement provides for the formation of a management committee, with two Entrée and two Ivanhoe Mines representatives.  Entrée and Ivanhoe Mines each have a number of votes in proportion to its participating interest.  Decisions are made by a simple majority vote.  Ivanhoe Mines is currently the manager, and as such is entitled to break any tie votes.  The Joint Venture Agreement provides that Ivanhoe will, if requested by Entrée, contribute Entrée’s portion of funds for approved programs and budgets.  The contribution will be treated as a loan, and will be repayable by Entrée from 90% of the available cash flow arising from the sale of products.

Ivanhoe Mines’ right of first refusal on the remainder of Lookout Hill is preserved in the Joint Venture Agreement.

3.	Equity Participation Agreement dated 17th June, 2005, between Entrée Gold Inc. and Kennecott Canada Exploration Inc. (“Kennecott”)

Pursuant to this agreement, Kennecott acquired 6,306,921 units of Entrée at a price of C$2.20 per unit.  Each unit comprises one common share, one share purchase warrant A (“A Warrant”) and one share purchase warrant B (“B Warrant”).  Two A Warrants entitles Kennecott to acquire an additional share for two years at a price of C$2.75.  Two B Warrants entitles Kennecott to acquire an additional share for two years at a price of C$3.00.

The agreement includes provisions pursuant to which Kennecott will be entitled to maintain its proportional equity interest in future financings by Entrée and will vote its shares in support of certain matters at meetings of Entrée’s shareholders.

In addition, Entrée agreed to give Kennecott or its affiliates a right of first refusal on its 100% owned Manlai property in southern Mongolia.

4.
Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd , as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK on March 1, 2005

Under the Earn-In Agreement, Ivanhoe Mines earned a 70% interest in mineralization above a depth of 560 metres on the Entrée-Ivanhoe Project Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration.  Ivanhoe Mines completed its earn-in on June 30, 2008, at which time a joint venture was deemed to be formed and the parties were required to enter into the Joint Venture Agreement.  The Joint Venture Agreement was intended to replace the Earn-In Agreement, and the Earn-In Agreement terminated, except for certain parts that expressly survived the termination.  Those parts include provisions related to the joint venture agreement, title, tenure and related matters and arbitration.

INTEREST OF EXPERTS

Entrée’s auditor is Davidson & Company LLP, Chartered Accountants, in Vancouver, BC. The Corporation’s audited consolidated financial statements as at and for the years ended December 31, 2009, 2008 and 2007 have been filed under National Instrument 51-102 in reliance on the report of Davidson & Company, independent registered chartered accountants, given on their authority as experts in auditing and accounting.  Davidson & Company LLP have confirmed they are independent of the Company in accordance with the rules of professional conduct of the Institute of Charted Accountants of British Columbia.

Quantitative Group (QG) and AMEC Minproc (Minproc) have prepared the NI 43-101 Compliant Technical Report on Lookout Hill Project, Mongolia, with an effective date of March 30, 2010, that forms the basis of the scientific and technical disclosure regarding the Lookout Hill property a copy of which is available on SEDAR at www.sedar.com. To the knowledge of the Company, AMEC Minproc, the principals of AMEC Minproc, QG, the principals of QG, as a group beneficially own, directly or indirectly, less than one percent of the outstanding common shares.

Robert M. Cann, M.Sc., P.Geo. and Entrée’s Vice-President, Exploration, is a "qualified person" as defined in National Instrument 43-101.  Mr. Cann is responsible for the preparation of technical information in Entrée’s news releases and other disclosure documents.  Mr. Cann owns 95,197 common shares of Entrée and 715,000 options to purchase common shares.

Jim Foster, P.Geo. is a "qualified person" as defined in National Instrument 43-101.  Mr. Foster is responsible for the preparation of data related to the Western MEL.  Mr. Foster owns 295,000 options to purchase common shares.

Owen Cullingham, P.Geo. is a "qualified person" as defined in National Instrument 43-101.  Mr. Cullingham is responsible for the preparation of data related to Nomkhon Bohr.  Mr. Cullingham does not own any common shares or options of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation is contained in the management information circular for the annual general meeting of the Company’s held on May 19, 2009. Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2009, 2008 and 2007. Copies of the information circular, financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Company at 1201-1166 Alberni Street, Vancouver, BC V6E 3Z3.

Additional information relating to Entrée Gold Inc. may be found on SEDAR at www.sedar.com.

APPENDIX

TO ANNUAL INFORMATION FORM DATED MARCH 26, 2008

ENTRÉE GOLD INC.

AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on March 20, 2008

I.           Purpose of Audit Committee of Entrée Gold Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the independence and qualifications of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.

3.
Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company and the Company’s independent accountants, as well as any advisors employed by the Committee. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.           Composition

The Committee shall be composed of at least three directors, each of whom the Board has determined has no material relationship with the Company, is otherwise “unrelated” and satisfies the definition of “independent” as set forth by Rule 10A-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable securities laws, rules or exchange requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.

Exchange Act 10A-3 requires that each member of the Audit Committee must serve on the Board of Directors and satisfy independence requirements. For the purposes of satisfying the independence requirement, Audit Committee members may not (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee1 from the Company, or of the Company’s subsidiaries; or (ii) be an affiliate of the Company or any of the Company’s subsidiaries.

Because the Company is currently a foreign private issuer, the Company may seek to take advantage of the following exemptions from the Rule 10A-3 independence requirements:”

1.
A non-executive employee of the Company may be exempt from the prohibition of accepting consulting, advisory or other compensatory fees if that employee is elected or named to the Board or Audit Committee pursuant to the Company’s governing laws or constating documents, an employee collective bargaining or similar agreement or other home country legal or listing requirement; and

2.	An Audit Committee member may be exempt from the prohibition of being an affiliate of the Company if:

(a)	The member is an affiliate of the Company or a representative of such an affiliate;

(b)	The member has only observer status on, and is not a voting member or the chair of the Audit Committee; and

(c)	The member nor the affiliate for which such member is a representative is an executive officer of the Company.

These exemptions are only available to the Company so long as it remains a foreign private issuer as defined by Exchange Act 3b-4(c).  If the Company ceases to fall within the definition of a foreign private issuer, the Company must immediately take steps to cure the any independence non-compliance within the Audit Committee.2

All members of the Committee must be financially literate, meaning that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  One or more members of the Committee shall be, in the judgment of the Board an “audit committee financial expert” as such term is defined by applicable rules and regulations.

1 Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided, however, that such compensation is not contingent upon continued service to the Company.)  This exception, however, may be overridden by AMEX and the Audit Committee should, during its routine evaluation of the effectiveness of this Charter, determine whether this exception still applies.

2 If the Company elects to take advantage of either these exemptions, the Audit Committee should periodically review its status as a foreign private issuer as defined by Exchange Act Rule 3b-4(c).  If the Company ceases to qualify as a foreign private issuer, and the Company’s securities are listed on AMEX, the Company may need to adjust its “independence” criteria to reflect the requirements set forth in the AMEX Company Guide Rule 121(A).

If any executive officer of the Company becomes aware of any material non-compliance with the Exchange Act Rule 10A-3 requirements, the Company must provide notification to the exchange on which its securities are listed.

If any member of the Committee ceases to be “independent”, as defined by the applicable securities laws and exchange requirements, including Exchange Act Rule 10A-3, for reasons outside that member’s reasonable control, that person, with prompt notice to the exchange on which its securities are listed, may remain an audit committee member until the earlier of the next annual meeting of the shareholders or one year from the occurrence of the event that caused the member to no longer be independent.

III.           Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company’s filings with the Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company’s internal controls. During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company’s external auditors to reconcile the Company’s financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV.           Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.            Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI.           Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3.
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.           Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2.	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5.	Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6.
Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9.	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Company’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto;

10.	Following completion of the annual audit, review with management and the independent accountants:

(a)	the Company’s annual financial statements and related footnotes;

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments;

13.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses;

14.	Consider and review with management:

(a)	significant findings during the year and management’s responses thereto; and

(b)	any changes required in the planned scope of their audit plan;

15.
Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16.
Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19.
Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

20.
Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21.	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter;

25.	Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and

26.	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.

ANNEX A

PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
AUDITING MATTERS

1.
Entrée Gold Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.
Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Entrée Gold Inc.
c/o Audit Committee
Attn:  Chairperson
Suite 1201 - 1166 Alberni St.
Vancouver, BC CANADA  V6E 3Z3
Canadian Email Address: etgcanada@entreegold.com
USA Email Address: etgus@entreegold.com
Mongolia Email Address: etgmongolia@entreegold.com

3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.